AN INDEPENDENT TECHNICAL REPORT
ON THE WATERBERG PROJECT
LOCATED IN THE BUSHVELD IGNEOUS COMPLEX,
SOUTH AFRICA

Author:
CJ Muller (Director):
B.Sc. (Hons) (Geol.)
Pr. Sci. Nat

For
PLATINUM GROUP METALS (RSA) (PTY) LTD
REPUBLIC OF SOUTH AFRICA REGISTERED COMPANY
REGISTRATION NUMBER: 2000/025984/07

A WHOLLY-OWNED SUBSIDIARY OF

PLATINUM GROUP METALS LTD.
TSX – PTM; NYSE MKT – PLG

Report Date: 4 September 2015
Effective Date of Mineral Resources: 20 July 2015

Suite 1 Building 1 Ruimsig Office State
193 Hole-in-One road
Ruimsig, South Africa
Tel: +27(0)119582909 /// Fax: +27(0)865562774

CJM Consulting, South Africa, (Pty) Ltd.

CJM Consulting, South Africa, (Pty) Ltd.

IMPORTANT NOTICE
This report includes results for Mineral Resources. The report communicates the updated Mineral Resource estimate for the Waterberg Project. The reader is warned that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

This technical report contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws ("forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company's ability to obtain any necessary permits, consents or authorizations required for its activities; the Company's ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company's Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. Investors
Estimates of mineralisation and other technical information included or referenced in this technical report have been prepared in accordance with NI 43-101. The terms "mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralisation that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this technical report containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

CJM Consulting, South Africa, (Pty) Ltd.

QUALIFIED PERSON
Independent geological qualified person:

Mr Charles J Muller (B.Sc. (Hons) Geology) Pri. Sci. Nat.
CJM Consulting (Pty) Ltd
Mineral Resource Consultants
Ruimsig Office Estate
199 Hole-in-one Road
Ruimsig
Roodepoort
1724
Republic of South Africa
Mobile: +27 83 230 8332
Phone: +27 11 958 2899
Fax: +27 11 958 2105
E-mail: charles@cjmconsult.com

OPERATING COMPANIES

Local operating company:

Platinum Group Metals (RSA) (Pty) Ltd
1st Floor, Platinum House
24 Sturdee Avenue
Rosebank
Johannesburg 2196
Republic of South Africa
Phone: +27.11.782.2186
Fax: +27.11.447.1000
E-mail: info@platinumgroupmetals.net

CJM Consulting, South Africa, (Pty) Ltd.

Parent and Canadian-resident Company:

Platinum Group Metals Limited
Suite 788-550 Burrard Street
Vancouver, BC
Canada V6C 2B5
Phone:1.866.899.5450
e-mail: info@platinumgroupmetals.net
Website: www.platinumgroupmetals.net

For technical reports and news releases filed with SEDAR, see www.sedar.com.

CJM Consulting, South Africa, (Pty) Ltd.

Table of Contents

1	SUMMARY		1
	1.1	Introduction	1
	1.2	Project Area and Location	1
	1.3	Waterberg Project	1
	1.4	Geological Setting, Deposit Type and Mineralisation	1
	1.5	Project Geology	2
	1.6	Exploration Status	4
	1.7	Sample Preparation	6
	1.8	Analysis	6
	1.9	Drilling	6
	1.10	Quality Control and Quality Assurance	7
	1.11	Mineral Resources	7
	1.12	Interpretation and Conclusions	9
	1.13	Recommendations	10
2	Introduction		11
	2.1	Issuer	11
	2.2	Terms of Reference and Purpose of the Report	11
	2.3	Sources of Information	11
	2.4	Involvement of the Qualified Person: Personal Inspection	11
	2.5	Frequently used Acronyms, Abbreviations, Definitions and Units of Measure	12
	2.6	Specific Areas of Responsibility	15
3	Reliance on Other Experts		16
4	Property Description and Location		17
	4.1	Property Description and Location	17
	4.2	Mining Tenure	19
	4.3	Licence Status	21
	4.4	Holdings Structure	26

CJM Consulting, South Africa, (Pty) Ltd.

		4.4.1	History of the Waterberg JV Project	26
		4.4.2	History of the Waterberg Extension Project	27
		4.4.3	Waterberg Project Consolidation	28
	4.5	Royalties and Agreements		29
	4.6	Environmental Liabilities		29
	4.7	Legal Access		29
5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			30
	5.1	Access		30
	5.2	Climate		30
	5.3	Physiography		30
	5.4	Local Resources and Infrastructure		31
6	History			32
	6.1	Waterberg Project		32
	6.2	Ownership History		32
	6.3	Exploration History		32
	6.4	Mineral Resource History		33
		6.4.1	September 2012	33
		6.4.2	February 2013	33
		6.4.3	September 2013	35
		6.4.4	June 2014	35
	6.5	Production History		39
7	Geological Setting and Mineralisation			40
	7.1	Regional and Local Setting		40
		7.1.1	Bushveld Complex Stratigraphy	41
		7.1.2	Mineralisation	42
		7.1.3	The Northern Limb	43
	7.2	Waterberg Group /Bushveld Complex Age Relationship		46
	7.3	Project Geology		46

CJM Consulting, South Africa, (Pty) Ltd.

	7.4	Stratigraphy		51
	7.5	Bushveld Complex		51
		7.5.1	The Main Zone	51
		7.5.2	The Upper Zone	51
	7.6	Waterberg Group		53
		7.6.1	Setlaole Formation	53
		7.6.2	Makgabeng Formation	53
	7.7	Structure		53
	7.8	Mineralised Zones		53
8	Deposit Types			58
9	Exploration			59
	9.1	Current Exploration		59
	9.2	Surface Mapping		59
	9.3	Geochemical Soil Sampling		59
	9.4	Geophysical Surveys		60
		9.4.1	Initial survey	60
		9.4.2	Extended Airborne Gravity Gradient and Magnetics	60
		9.4.3	Ground Gravity	66
	9.5	CJM: Technical Review		66
10	Drilling			67
	10.1	Drilling in 2010		67
	10.2	Drilling in 2011 to 2014		67
	10.3	Exploration Drilling Status 21 July 2015		67
	10.4	Drilling Quality		70
	10.5	Diamond Core Sampling		70
	10.6	Sample Recovery		70
	10.7	Sample Quality		70
	10.8	Interpretation of Results		70
	10.9	CJM: Technical Review		70

CJM Consulting, South Africa, (Pty) Ltd.

11	Sample Preparation, Analyses and Security			71
	11.1	Sample Preparation and Quality Control Prior to Dispatch		71
		11.1.1	Security	71
	11.2	Sample Preparation and Analytical Procedures Employed by the Laboratory		72
	11.3	Quality Assurance and Quality Control Results		73
	11.4	Analytical Quality Assurance and Quality Control Data		74
		11.4.1	Standards (Certified Reference Materials)	74
		11.4.2	Blanks	77
		11.4.3	Field Duplicates	77
		11.4.4	Assay Validation	78
		11.4.5	Re-assay	78
		11.4.6	Laboratory Duplicates	78
		11.4.7	Check Assays	78
	11.5	Adequacy of Sample Preparation, Security and Analytical Procedures		78
12	Data Verification			79
	12.1	Verification of Data by QP		79
	12.2	Nature of the Limitations of Data Verification Process		79
	12.3	Possible Reasons for Not Having Completed a Data Verification Process		79
13	Mineral Processing and Metallurgical Testing			80
	13.1	2015 Test work		80
	13.2	2013-2014 Test Work		80
14	Mineral Resource Estimates			82
	14.1	Key assumptions and Parameters		86
		14.1.1	Data Used	86
		14.1.2	Reef coding Methodology	89
		14.1.3	Density	90
	14.2	Compositing		91
	14.3	Descriptive Statistics: Composites		91

CJM Consulting, South Africa, (Pty) Ltd.

	14.4	Outlier Analysis		93
	14.5	Mineral Resource Modelling		93
		14.5.1	Modelling Methodology	93
		14.5.2	Variography	93
	14.6	Grade Estimation		95
		14.6.1	Modelling Methodology	95
	14.7	Classification		96
	14.8	Mineral Resource Reporting		98
	14.9	Metal Equivalents		98
	14.10	Effect of Modifying Factors		98
15	Adjacent Properties			99
	15.1	The Pan Palladium/Impala Platinum JV		99
	15.2	Mogalakwena Mine		99
	15.3	Akanani Project		99
	15.4	Boikgantsho Project		99
	15.5	Harriet’s Wish and Aurora Projects		100
	15.6	Platreef Project (Ivanplats)		100
16	Other Relevant Data and Information			101
17	Interpretation and Conclusions			102
18	Recommendations			103
19	References			104

CJM Consulting, South Africa, (Pty) Ltd.

List of Tables
____________________________________

Table 1: Summary of Mineral Resources effective 20 July 2015 on 100% Project Basis	7
Table 2: Summary of Mineral Exploration and Mining Rights(South Africa)	19
Table 3 : Summary of Mineral Exploration and Mining Rights (South Africa)	22
Table 4: Waterberg Project, Mineral Resource Estimate 1 September 2012, SAMREC code, Inferred Resource at 2g/t (2PGE+Au) cut-off 100% Project basis	33
Table 5: Waterberg Project-Mineral Resource Estimate; 1 February 2013, SAMREC code, Inferred Resource 2g/t (2PGE+Au) cut-off 100% Project basis	34
Table 6: Waterberg JV Project-Mineral Resource Estimate 2 September 2013, SAMREC Code, Inferred Resource 2g/t (2PGE+Au) cut-off 100% Project basis	35
Table 7: Waterberg Project-Mineral Resource Estimate (SAMREC Code) (12 June 2014) SAMREC Code, Inferred Resource 2g/t (32PGE+Au) cut-off 100% Project basis	37
Table 8: Current Standards in use	76
Table 9: Summary of Mineral Resources effective 20 July 2015 on 100% Project Basis	83
Table 10: Descriptive Statistics for the F Zone, T1, T2, T2HW and Waste	91

CJM Consulting, South Africa, (Pty) Ltd.

List of Figures
____________________________________

Figure 1: Drillhole location and Interpreted Geology of the Waterberg Project	3
Figure 2: Location of the Waterberg Project consisting of the V and Extension Properties on the Bushveld Complex	18
Figure 3: Locations of the Waterberg Project Properties	24
Figure 4: Location of the Waterberg Project Prospecting Rights	25
Figure 5: Schematic Diagram of the Holdings of Waterberg JV Project	26
Figure 6: Photograph looking towards the Eastern side of the Waterberg Project	31
Figure 7: Geological Map of the Bushveld Complex Showing the Location of the Waterberg and Waterberg Extension Projects	41
Figure 8: Waterberg Project Generalised Stratigraphic Columns of the Eastern and Western Limbs compared to the Stratigraphy of The Northern Limb of the Bushveld Complex	42
Figure 9: General Geology of the Northern Limb of the Bushveld Complex	44
Figure 10: Geology of the Northern Limb of the Bushveld Complex showing the Various Footwall Lithologies	45
Figure 11:The Surface Geology of the Waterberg Project	47
Figure 12:Project Geology of the Waterberg Project	48
Figure 13: Section Showing Geology at Waterberg Project	49
Figure 14: Geology of the Northern Waterberg Extension Area	50
Figure 15: General Stratigraphy of the Waterberg Project	52
Figure 16: Stratigraphy of the Mineralised Layers	54
Figure 17: Waterberg Project-A Geological Interpretation of the T- Layer	56
Figure 18: Individual Units of the F Zone	57
Figure 19: Locations of Geochemical Sampling and Geophysical Traverses	62
Figure 20: Airborne Gradient Gravity and Magnetic Survey Flight Lines	63
Figure 21: Waterberg Project Airborne Gradient Gravity Plot with Interpreted Bushveld Complex Edge	64
Figure 22: Airborne Total Field Magnetics Plot with Interpreted Bushveld Complex Edge	65
Figure 23: Location of Drillholes on the Waterberg Project including the JV and the Extension Areas .	68
Figure 24: Location of the Northern Drillholes of the Waterberg Extension Area	69

CJM Consulting, South Africa, (Pty) Ltd.

Figure 25: Area Underlain by the T- Zone and F Zone	87
Figure 26: Discontinuous mineralisation in FH5	89
Figure 27:Skewed histogram incorporating low grade data	90
Figure 28: Histograms	91
Figure 29: Variograms	93

List of Appendices
_________________________________

Appendix A – Authors Certificate	117
Appendix B – Quality Assurance and Quality Control Plots	121

CJM Consulting, South Africa, (Pty) Ltd.

1	SUMMARY

1.1	INTRODUCTION

CJM Consulting (South Africa) Pty Limited (CJM) has been requested by Platinum Group Metals (RSA) (Pty) Ltd (PTM), on behalf of Platinum Group Metals Ltd (PTML), the issuer, to complete an Independent Technical Report for the Waterberg Project. The project is targeting a previously unknown extension to the Northern Limb of the Bushveld Complex where a deposit containing Platinum Group Metals (PGMs), gold and base metals (Cu, Ni) has been discovered. The objective of this report is to provide and comply with disclosure and reporting requirements set forth in the Toronto Stock Exchange Manual, National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101.

1.2	PROJECT AREA AND LOCATION

The Waterberg Project is some 85km north of the town of Mokopane (formerly Potgietersrus) and covers an area along the strike length of the previously unknown northward extension of the Bushveld Complex.

1.3	WATERBERG PROJECT

The Waterberg Project is comprised of several prospecting rights covering an area of 111,882ha. Conversion of the prospecting right into a mining right within the renewal period of three years is allowed. The area of the prospecting rights extends some 42km from north to south and 42km from east to west.

The Project Area is an extension of the trend at the northern tip of the Bushveld Complex and is the result of some detailed geophysical, geochemical and geological work that indicated potential for a package of Bushveld Complex rocks under the Waterberg Group cover rocks.

1.4	GEOLOGICAL SETTING, DEPOSIT TYPE AND MINERALISATION

The Bushveld and Molopo Complexes in the Kaapvaal Craton are two of the most well-known mafic/ultramafic layered intrusions in the world. The Bushveld complex was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites. It is estimated to exceed 66,000km2 in extent, of which about 55% is covered by younger formations. The Bushveld Complex hosts several layers rich in Platinum Group Metals (PGM), chromium and vanadium, and constitutes the world's largest known resource of these metals.

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CJM Consulting, South Africa, (Pty) Ltd.

The Waterberg Project is situated off the northern end of the previously known Northern Limb, where the mafic rocks have a different sequence to those of the Eastern and Western Limbs.

PGM mineralisation within the Bushveld package underlying the Waterberg Project is hosted in two main layers: the T Zone and the F Zone.

The T Zone occurs within the Main Zone just beneath the contact of the overlaying Upper Zone. Although the T Zone consists of numerous mineralised layers, three potential economical layers were identified, T1, T2HW and T2 - Layers. They are composed mainly of anorthosite, pegmatoidal gabbros, pyroxenite, troctolite, harzburgite, gabbronorite and norite.

The F Zone is hosted in a cyclic unit of olivine rich lithologies towards the base of the Main Zone towards the bottom of the Bushveld Complex. This zone consists of alternating units of harzburgite, troctolite and pyroxenites. The F Zone was divided into the FH and FP layers. The FH layer has significantly higher volumes of olivine in contrast with the lower lying FP layer, which is predominately pyroxenite. The FH layer is further subdivided into six cyclic units chemically identified by their geochemical signature, especially chrome. The base of these units can also be lithologically identified by a pyroxenite layer.

1.5	PROJECT GEOLOGY

The Waterberg Project is located along the strike extension of the Northern Limb of the Bushveld Complex. The geology consists predominantly of the Bushveld Main Zone gabbros, gabbronorites, norites, pyroxenites and anorthositic rock types with more mafic rock material such as harzburgite and troctolites that partially grade into dunites towards the base of the package. In the southern part of the project area, Bushveld Upper Zone lithologies such as magnetite gabbros and gabbronorites do occur as intersected in drillhole WB001 and WB002. The Lower Magnetite Layer of the Upper Zone was intersected on the south of the project property (Disseldorp) where drillhole WB001 was drilled and intersected a 2.5m thick magnetite band.

A general dip of 34º - 38º towards the west is observed from drillhole core for the layered units intersected on Waterberg property within the Bushveld Package (Figure 1). However, some blocks may be tilted at different angles depending on structural and /or tectonic controls. And generally the Bushveld package strikes south-west to north-east.

The Bushveld Upper Zone is overlain by a 120m to 760m thick Waterberg Group which is a sedimentary package predominantly made up of sandstones, and within the project area the two sedimentary formations known as the Setlaole and Makgabeng Formations constitute the Waterberg Group. The Waterberg package is flat lying with dip angles ranging from to 2º to 5º. Figure 1 gives an overview of interpreted geology for the Waterberg Project.

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CJM Consulting, South Africa, (Pty) Ltd.

Figure 1: Drillhole location and Interpreted Geology of the Waterberg Project

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1.6	EXPLORATION STATUS

The Waterberg Project is at an advanced exploration status and includes Inferred and Indicated Mineral Resource estimates. Exploration further north has investigated the interpreted strike extension of the Bushveld Complex. As a result of this drilling program portions of this area are classified as an Inferred Mineral Resource. A multidisciplinary project team established by PTM identified and ranked 108 Southern African targets through an interactive process using an expert ranking system. These are located in mafic to ultramafic rocks and have the potential, or have already been shown, to host PGM and Ni deposits. Targets were characterised by varying maturity. In addition, an innovative approach was adopted, which also resulted in the identification and definition of “out of the box” targets defining some 12 targets. Application for the prospecting rights in respect of four of these targets was made.

Farm boundaries were defined for these various target areas. Project activities began with the deed searches, detailed desk top studies of the selected areas, and the subsequent compilation of prospecting right applications.

Topographical and aerial maps for Waterberg at a scale of 1:10,000 were used for surface mapping. A combination of the surface maps and the public aeromagnetic and gravity maps formed the basis for the structural map.

Ground exploration work undertaken includes geological mapping and ground verification of the geology presented in various government and academic papers. The major faults and SMZ geology described was confirmed to exist within the property. Contact relationships with the Bushveld Complex were not seen due to the Waterberg cover rock and quaternary sand deposits.

Data for any outcrop observed (or control point) was recorded. Each of such outcrop points had the following recorded in the field book: point’s name, description of the outcrop’s rock, identified rock name, XY coordinate points, and if well oriented the dip and strike for the outcrop.

In March 2010 two north-south geo-chemical sampling lines were undertaken. Sampling stations were made at intervals of 25m. Each sample hole was allowed to go to a minimum depth of 50cm to 1.00m at most.

During December 2011 and January 2012 two additional north-south geo-chemical sampling lines on the property Niet Mogelyk 371LR were also sampled. These two lines were done to target the east-west trending dykes that are running through this property and the sampling stations were set at 50m apart.

During January 2013 an additional three geo-chemical lines were taken on the farms Bayswater 370LR and Niet Mogelyk 371LR. These samples were taken to investigate soil anomalies discovered by the previous sampling programs.

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Initial detailed ground geophysical surveys were confined to the Waterberg Project and were funded by the JV partner JOGMEC. The detailed airborne survey was completed predominantly over the Waterberg Extension Project, with some overlap over the defined Bushveld edge geology on the advanced stage Waterberg JV Project to obtain response characteristics.

A second phase of Geophysical Survey was also conducted on the area from mid-August 2011 to September 2011.

Two additional north-south ground magnetics lines were surveyed over the farm Ketting 368LR in November 2012. This information was used to interpret and locate east-west striking structures.

An airborne gravity survey was completed on 100m and 200m line spacing. An interpretation of the results of the survey suggests that there may be continuity to the Bushveld Complex rocks to the northwest and north, which has the potential to host PGM mineralisation within the Project area.

PTM contracted FUGRO Airborne Surveys (Pty) Ltd. to conduct airborne FALCON® gravity gradiometry and total field magnetic surveys. The target for the survey was the interpreted edge sub-cropping of the Bushveld Complex to which the Waterberg sediments form the regional hanging wall. Conducted in April 2013, the survey was comprised of 2306.16 line kilometres of Airborne Gravity Gradiometry (AGG) data and 2469.35 line kilometres of magnetic and radiometric data. The total extent of the survey covered approximately 25km of interpreted Bushveld Complex edge in the north-eastern part of the Project area.

Interpretation was based on creating a starting model using the known geology from drilling at further north and linking it to the airborne response. The geologic units were modelled in three dimensions in order to facilitate a three dimensional stochastic inversion of the geometry and density of the units making use of the gravity gradient data. Average rock unit densities were extrapolated from the adjacent Waterberg JV Project.

A total of nine ground gravity traverses were completed by Geospec Instruments (Pty) Ltd along roads and tracks. The survey lines were designed to traverse across the projected edge of the Bushveld Complex in the same area covered by the airborne survey as ground confirmation of the airborne results. The two surveys were compared and good correlation between gravity data sets noted. In planning the ground survey, one control line over the known deposit edge at the point where it projected from the southern part of the Project was completed in order to acquire a signature profile over a known source to compare the remaining regional lines. The interpretation of the linked ground gravity profiles suggests that there may be a northwest trending continuity to the Bushveld Complex rocks which have the potential to host PGM mineralisation.

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CJM Consulting, South Africa, (Pty) Ltd.

1.7	SAMPLE PREPARATION

The sampling methodology concurs with PTM protocol based on industry best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire potentially economic unit.

1.8	ANALYSIS

For the present database, field samples have been analysed by two different laboratories: the primary laboratory is currently Set Point laboratories (South Africa). Genalysis (Australia) is used for referee test work to confirm the accuracy of the primary laboratory.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106μm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analysed for Pt (ppm), Pd (ppm) Rh (ppm) and Au (ppm) by standard 25g lead fire-assay using a silver collector. Rh (ppm) is assayed using the same method but with a palladium collector and only for selected samples. After pre-concentration by fire assay the resulting solutions are analysed using ICP-OES (Inductively Coupled Plasma–Optical Emission Spectrometry).

The base metals (copper, nickel, cobalt and chromium) are analysed using ICP-OES (Inductively Coupled Plasma – Optical Emission Spectrometry) after a multi-acid digestion. This technique results in “almost” total digestion.

The drilling, sampling and analytical aspects of the project are considered to have been undertaken to industry standards. The data is considered to be reliable and suitable for mineral resource estimation.

1.9	DRILLING

The data from which the structure of the mineralised horizons was modelled and grade values estimated were derived from a total of 248,748 meters of diamond drilling. This report updates the mineral resource estimate using this dataset. The drillhole dataset consists of 231 drillholes and 373 deflections.

The management of the drilling programmes, logging and sampling have been undertaken from two facilities: one at the town of Marken in Limpopo Province, South Africa and the other on the farm Goedetrouw 366LR within the prospecting right area.

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by PTM personnel and transported to the coreyard. Before the core is taken off the drilling site, core recovery and the depths are checked. Core logging is done by hand on a pro-forma sheet by qualified geologists under supervision of the Project Geologist.

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CJM Consulting, South Africa, (Pty) Ltd.

Based on the target generation and the results of the geochemical sampling and geochemical surveys, two drillholes were initially drilled between July and October 2010 on the farm Disseldorp 369LR. A total of 1934.77m was drilled for the first two drillholes in 2010. Drilling resumed in 2011 on the farm Ketting 368LR. The geological information revealed by this drillhole led to the extension of the drilling campaign in 2012, 2013 and 2014.

Subsequent to the drillholes used for the mineral resource estimate of 12 June 2014, an additional 53,684m representing 56 exploration drillholes and 58 deflections have been completed on the southern part of the Waterberg Project, the JV. These consist primarily of infill drilling within the previous drilling grid. A combined total of 197,570m meters and 182 diamond drillholes that have been drilled by the end of December 2014. Based on the strike projections from the southern JV area, modelling of regional government data, detailed airborne gradient gravity and total field magnetic responses along with ground gravity confirmation, drill targets were generated and drilling commenced in October 2013 on the farm Early Dawn 361LR in the northern project extension.

Subsequent to the drillholes used for the mineral resource estimate of 12 June 2014, an additional 17,775m in 12 exploration drillholes and 26 deflections were completed on the northern part of the project area, the Extension, achieving a total of 51,177.91 meters and 49 diamond drillholes. Of these drillholes, 39 were drilled on the farms Early Dawn 361LR and Goedetrouw 366LR portion 1.

1.10	QUALITY CONTROL AND QUALITY ASSURANCE

PTM have instituted a complete QA/QC programme including the insertion of blanks and certified reference materials as well as referee analyses. The programme is being followed and is considered to be to industry standard. The data is as a result, considered reliable.

1.11	MINERAL RESOURCES

This report documents the mineral resource estimate - Effective Date: 20 July 2015. The mineral resources are reported in the table below. Infill drilling over portions of the project area and new estimation methodology has made it possible to estimate a new mineral resource estimate and upgrade portions of the mineral resource to the Indicated category. The Mineral Resource Statement is summarised in Table 1

Table 1: Summary of Mineral Resources effective 20 July 2015 on 100% Project Basis
T Zone 2.5 g/t Cut-off
Resource Category	Cut-off	Tonnage	Grade						Metal
	2PGE+Au		Pt	Pd	Au	2PGE+Au	Cu	Ni	2PGE+Au
	g/t	Mt	g/t	g/t	g/t	g/t	%	%	kg	Moz
Indicated	2.5	16.53	1.28	2.12	0.85	4.25	0.16	0.09	70253	2.26
Inferred	2.5	33.56	1.25	2.09	0.83	4.17	0.13	0.08	139945	4.50

F Zone 2.5 g/t Cut-off
Resource Category	Cut-off	Tonnage	Grade						Metal
	2PGE+Au		Pt	Pd	Au	2PGE+Au	Cu	Ni	2PGE+Au
	g/t	Mt	g/t	g/t	g/t	g/t	%	%	kg	Moz
Indicated	2.5	104.47	0.93	2.00	0.15	3.08	0.06	0.16	321768	10.35
Inferred	2.5	212.75	0.93	2.01	0.15	3.09	0.07	0.17	657398	21.14

2PGE+Au = Platinum Group Elements (Pd+Pt) and Au. The cut-offs for Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors. The Mineral Resources stated above are shown on a 100% basis, that is, for the Waterberg Project as a whole entity. Conversion Factor used – kg to oz = 32.15076. Numbers may not add due to rounding. Resources do not have demonstrated economic viability.

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Mineral Resources at Waterberg on a 100% project basis have increased to an estimated 25.64 million ounces 2PGE+Au in the Inferred category plus 12.61 million ounces 2PGE+Au in the Indicated category, from 29 million ounces 3PGE+Au Inferred in June 2014:

•	Inferred 246 million tonnes grading 3.25 g/t 3E (0.98 g/t Pt, 2.11 g/t, Pd, 0.16 g/t Au, 2.50 g/t cut-off);
•	Indicated 121 million tonnes grading 3.24 g/t 3E (0.97g/t Pt, 2.11 g/t, Pd, 0.16g/t Au, 2.5 g/t cut-off);
•	Previous Resource: Inferred 287 million tonnes grading 3.15 g/t 4E, (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au, 2.0 g/t cut-off), (Ken Lomberg Alan Goldschmidt QPs effective June 12, 2014)

1.

The Mineral Resources are classified in accordance with the SAMREC standards. There are certain differences with the "CIM Standards on Mineral Resources and Reserves"; however, in this case the QP believes the differences are not material and the standards may be considered the same. Mineral Resources do not have demonstrated economic viability and Inferred resources have a high degree of uncertainty. Mineral Resources may never be upgraded or converted to reserves.

2.	The Mineral Resources and are provided on a 100% project basis and Inferred and Indicated categories are separate and the estimates have an effective date of July 20th 2015.
3.

A cut-off grade of 2.5g/t 3E for both the T and the F Zones is applied to the selected base case Mineral Resources. Previously a 2g/t 4E cut-off was applied to the resources. For comparison with the previous resources a 2g/t cut-off on the updated resource model is presented above.

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4.

Cut off for the T and the F Zones considered costs, smelter discounts, concentrator recoveries from previous engineering work completed on the property by the Company. The Resource model was cut-off at an arbitrary depth of 1250m, although intercepts of the deposit do occur below this depth.

5.	Mineral Resources were completed by Charles Muller of CJM Consulting.
6.

Mineral Resources were estimated using Kriging methods for geological domains created in Datamine from 220 original holes and 270 deflections. A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process.

7.	The estimation of Mineral Resources has taken into account environmental, permitting and legal, title, taxation, socio-economic, marketing and political factors.
8.	The Mineral Resources may be materially affected by metals prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company's Annual Information Form.

The data that formed the basis of the estimate are the drillholes drilled by PTM which consist of geological logs, the drillhole collars, the downhole surveys and the assay data. The area where each layer was present was delineated after examination of the intersections in the various drillholes.

There is no guarantee that all or any part of the Mineral Resource will be converted to a Mineral Reserve.

1.12	INTERPRETATION AND CONCLUSIONS

Exploration drilling by PTM has intersected layered magmatic PGM mineralisation in what is interpreted to be the northern extension of the Northern Limb of the Bushveld Complex under the Waterberg Group rocks. This has confirmed the existence of mineralised zones with potentially economic concentrations of PGM’s. Improved understanding of the geology allowed improved Resource estimations which provided increases in the Resources reported.

The Estimation was undertaken using best practises in terms of geostatistics.

The objectives in terms of adherence to the Scope of this Study were met in that an updated resource model was produced.

The delineation of the F Zone and T Zone units has been advanced due to better understanding of the geology. As with the previous resource estimate, this mineral resource estimate used mineralised layers identified within this project area. The database used for this estimate consisted of 231 drillholes and 374 deflections, of those 220 relevant drillholes and 270 deflections were used for estimation. The mineralisation is considered open down-dip and along strike.

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1.13	RECOMMENDATIONS

It is recommended that exploration drilling continues in order to advance the geological confidence in the deposit through infill drilling. This will provide more data for detailed logging and refined modelling. This is expected to confirm the geological continuity and allow the declaration of further Indicated Mineral Resources.

Given the results of the diamond drilling on the northern area and the extent of target areas generated by geophysical surveys, the completion of the planned exploration drilling is recommended north of the location of the current exploration programme. The objective of the exploration drilling would be to find the limit of the current deposit, confirm the understanding of the F Zone and allow appropriate selection of the potential mining cut. This will improve geoscientific confidence in order to upgrade mineral resources to the Indicated category.

Metallurgical and other engineering work completed and underway indicates that a Pre-feasibility study is warranted and recommended to proceed on the Waterberg Project.

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2	INTRODUCTION

2.1	ISSUER

This report was compiled for Platinum Group Metals (RSA) (Pty) Ltd (PTM), a wholly owned subsidiary of Platinum Group Metals (Pty) Ltd (Canada) (PTML).

2.2	TERMS OF REFERENCE AND PURPOSE OF THE REPORT

CJM Consulting (South Africa) Pty Limited (CJM) was requested by Platinum Group Metals (RSA) (Pty) Ltd (PTM), on behalf of Platinum Group Metals Ltd (Canada) (PTML), the issuer, to complete an Independent Technical Report detailing the estimation of the mineral resources for the Waterberg Project. The project targets a previously unknown extension to the Northern Limb of the Bushveld Complex which may have the potential for Platinum Group Metals (PGMs), gold and base metals (Cu, Ni).

This report complies with disclosure and reporting requirements set forth in the National Instrument 43-101 Standards of Disclosure for Mineral Project (NI 43-101), Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101.

This report reviews and updates the geology, the exploration activities and states the mineral resource estimation (Effective date: 20 July 2015) on the project areas based on documentation related to the project, and discussions with project management up to 20 July 2015.

The intentions of the report are as follows:-

•	To inform investors and shareholders of the progress of the project; and
•	To make public and detail the Mineral Resource estimation for the project.

2.3	SOURCES OF INFORMATION

The independent author/Qualified Person (QP) of this report has used the data provided by the representative and internal experts of PTM. This data was derived from historical records for the area as well as information currently compiled by the operating company, which is PTM.

The public domain sources and documents that were supplied by PTM are listed in References.

2.4	INVOLVEMENT OF THE QUALIFIED PERSON: PERSONAL INSPECTION

The listed independent QP has no financial or preferential relationships with PTM. The QP has a purely business-related relationship with the operating company and provides technical and scientific assistance when required and requested by the company. The QP has other significant client lists and has no financial interest in PTM. The independent QP (Mr CJ Muller) has visited the Waterberg Project property during 20 – 22 July 2015 and has undertaken a due diligence with respect to the PTM data.

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The QP accepts overall responsibility for the entire report. The QP was reliant, with due diligence, on the information provided by Mr. T Botha, the internal and non-independent expert. The qualified expert has also relied upon the input of the PTM geological personnel in compiling this filing.

2.5	FREQUENTLY USED ACRONYMS, ABBREVIATIONS, DEFINITIONS AND UNITS OF MEASURE

Abbreviation	Definition
2D	Two Dimensional
3D	Three Dimensional
4E	Platinum, palladium, rhodium and gold
AMSL	Above Mean Sea Level
Au	Gold
BIC	Bushveld Igneous Complex
CIM	Canadian Institute of Mining
CLO	Community Liaison Officer
CoV	Coefficient of Variation
CSI	Corporate Social Investment
CW	Channel Width
DEA	National Department of Environmental Affairs
DEDECT	Department of Economic Development, Environment, Conservation and Tourism
DFS	Definitive Feasibility Study
DME	South African Department of Minerals and Energy
DMR	Department of Mineral Resources
DTM	Digital Terrain Model
DWS	Department of Water and Sanitation
EBIT	Earnings Before Interest and Tax
EIA	Environmental Impact Assessment
EMP	Environmental Management Programme
EP	Equator Principles
FPP	Pegmatoidal Feldspathic Pyroxenite
FS	Feasibility Study
FW	Footwall

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Abbreviation	Definition
HDSA	Historically disadvantaged South African
HW	Hanging Wall
IRUP	Iron Replacement Ultramafic Pegmatoid
IWULA	Integrated Water Use License Application National Water Act (NWA)
LoM	Life of Mine
MHSA	Mine Health and Safety Act 29 of 1996
MPRDA	Mineral and Petroleum Resources Development Act, No. 28 of 2002
MRA	Mining Right Application
NEMA	National Environmental Management Act
NEMWA	National Environmental Management Waste Act
NFPA	National Fire Protection Association -America
NI 43-101	Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects
NWA	National Water Act
OK	Ordinary Kriging
PBA	Public Benefit Activities
Pd	Palladium
PFC	Power Factor Correction
PFS	Pre-Feasibility Study
PGE	Platinum Group Element
PR	Prospecting Right
Pt	Platinum
PTM	Platinum Group Metals (RSA) (Pty) Ltd
PTML	Platinum Group Metals (Pty) Ltd (Canada)
Ptn	Portion
PXNT	Pyroxenite
QA/QC	Quality Assurance and Quality Control
QP	Qualified Person
RBH	Raise Drillhole
Re	Remaining Extent
Rh	Rhodium

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Abbreviation	Definition
RoM	Run of Mine
SACNASP	South African Council for Natural Scientific Professionals
SAMREC	South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral
Code	Reserves (2007)
SCADA	Supervisory Control and Data Acquisition
SD / SDV	Standard Deviation
SG	Specific Gravity
SK	Simple Kriging
SLP	Social and Labour Plan
SMU	Selective Mining Unit
TSF	Tailings Storage Facility
USD	United States Dollar
WML	Waste Management License 12/9/11/L628/7
WUL	Water Use License 03/A22F/ABCGIJ/2596
ZAR	South African Rand

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Unit	Definition
cm	centimetre
m	Metre
km	kilometre
km2	square kilometres
ha	hectare
t	tonnes
tpm	tonnes per month
ktpm	Kilo tonne per month
g/t	grams per tonne
cm.g/t	centimetre grams per tonne
t/m3	tonnes per cubic metre
ppb	parts per billion
Moz	million ounces
°	degrees
°C	degrees Celsius
°F	degrees Fahrenheit
MVA	Mega Volt Amperes
MW	Mega Watts

2.6	SPECIFIC AREAS OF RESPONSIBILITY

The QP accepts overall responsibility for the entire report. The QP was reliant, with due diligence, on the information provided by Mr T Botha, the internal and non-independent expert. The qualified expert has also relied upon the input of the PTM geological personnel in compiling this filing. The data has been verified sufficiently for use in Resource Estimation.

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3	RELIANCE ON OTHER EXPERTS

In preparing this report, the author relied upon:-
Land title information, as provided by PTM;
Geological and assay information supplied by PTM;
Drillhole analytical and survey data compiled by PTM;
All other applicable information; and

Data supplied or obtained from sources outside of the company.

The sources of information were subjected to a reasonable level of inquiry and review. The author was granted access to all information. The author’s conclusion, based on diligence and investigation, is that the information is representative and accurate.

This report was prepared in the format of the Canadian National Instrument 43-101 Technical Report by the QP, Mr CJ Muller. The QP has the appropriate background and is an independent expert with a geological and geostatistical background involved in the evaluation of precious metal deposits for over 20 years. The QP has reported and made conclusions within this report with the sole purpose of providing information for PTM’s use subject to the terms and conditions of the contract between the QP and PTM. The contract permits PTM to file this report, or excerpts thereof, as a Technical Report with the Canadian Securities Regulatory Authorities or other regulators pursuant to provincial securities legislation, or other legislation, with the prior approval of the QP.

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4	PROPERTY DESCRIPTION AND LOCATION

4.1	PROPERTY DESCRIPTION AND LOCATION

The Waterberg Project is some 85km north of the town of Mokopane (formerly Potgietersrus) (Figure 2). The exploration area comprises a number of prospecting rights. Their status is tabled in 3.

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Figure 2: Location of the Waterberg Project consisting of the V and Extension Properties on the Bushveld Complex

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4.2	MINING TENURE

A summary of the mineral exploration and mining rights regime for South Africa is provided in Table 2. It should be noted that PTM have a Prospecting Right which allows them should they meet the requirements in the required time, to have the sole mandate to file an application for the conversion of the registered Prospecting Right to a Mining Right.

Table 2: Summary of Mineral Exploration and Mining Rights(South Africa)
South Africa		Mineral Exploration and Mining Rights
Mining Act	:	Mineral and Petroleum Resources Development Act, No. 28 of
2002 (Implemented 1 May 2004)
State Ownership of Minerals	:	State custodianship
Negotiated Agreement	:	In part, related to work programmes and expenditure commitments.
Mining Title/Licence Types
Reconnaissance Permission	:	Yes
Prospecting Right	:	Yes
Mining Right	:	Yes
Retention Permit	:	Yes
Special Purpose Permit/Right	:	Yes
Small Scale Mining Rights	:	Yes
Reconnaissance Permission
Name	:	Reconnaissance Permission
Purpose	:	Geological, geophysical, photo geological, remote sensing surveys. Does not include “prospecting”, i.e. does not allow disturbance of the surface of the earth.
Maximum Area	:	Not limited.
Duration	:	Maximum 2 years.
Renewals	:	No and no exclusive right to apply for prospecting right.
Area Reduction	:	No.
Procedure	:	Apply to Regional Department of Mineral Resources.
Granted by	:	Minister.
Prospecting Right
Name	:	Prospecting Right.
Purpose	:	All exploration activities including bulk sampling.
Maximum Area	:	Not limited.

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Table 2: Summary of Mineral Exploration and Mining Rights(South Africa)
South Africa		Mineral Exploration and Mining Rights
Duration	:	Up to 5 years.
Renewals	:	Once, for 3 years.
Area Reduction	:	No.
Procedure	:	Apply to Regional Department of Mineral Resources.
Granted by	:	Minister.
Mining Right
Name	:	Mining Right.
Purpose	:	Mining and processing of minerals.
Maximum Area	:	Not limited.
Duration	:	Up to 30 years.
Renewals	:	Yes, with justification.
Procedure	:	Apply to Regional Department of Mineral Resources.
Granted by	:	Minister.

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4.3	LICENCE STATUS

The Waterberg Project is defined by licence boundaries with differing status and ownership structure. A summary of the prospecting rights and their status is summarised in Table 3 and their location on Figure 3 and Figure 4.

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Table 3 : Summary of Mineral Exploration and Mining Rights (South Africa)
Holder	DMR PR Reference	Hectares	Period of Prospecting Right	Minerals	Status	Status Details
PTM (JV)	1265 PR	15257.00	2 September 2009 to 1 September 2012	PGM, Gold, Chrome, Nickel, Cobalt, Copper, Molybdenum, Rare Earths, Silver, Zinc and Lead	Granted	Renewal applied for and acknowledged by DMR – Renewal pending
PTM (JV)	1265 PR- Section 102 Ref 528	15257.00	2 September 2009 to 1 September 2012- takes same dates as original application	Iron and Vanadium	Pending
PTM (JV)	10667 PR	6254.80	2 October 2013 to 1 October 2018	PGM, Gold, Chrome, Nickel, Cobalt, Copper, Molybdenum, Rare Earths, Silver, Zinc and Lead	Granted	Notarially Executed on 02/10/2013
PTM (JV)	10809 PR	6254.80	Applied for prospecting period of 5 years, which is the maximum in terms of section 16 MPRDA.	Vanadium and Iron	Accepted	Written acceptance by DMR on 28/05/2013
PTM (JV)	10668 PR	3953.05	2 October 2013 to1 October 2018	PGM, Gold, Chrome, Nickel, Cobalt, Copper, Molybdenum, Rare Earths, Silver, Zinc and Lead	Granted	Notarially Executed on 02/10/2013
PTM (JV)	10668 PR- Section 102 Ref 523	3953.05	2 October 2013 to1 October 2018- takes same dates as original application	Vanadium and Iron	Pending
PTM (EXT)	10804 PR	26961.59	Prospecting granted for 5 years with effect 2 October 2013 to 1 October 2018	PGM, Chrome, Copper, Gold, Nickel, Vanadium and Iron	Granted	Notarially Executed on 02/10/2013

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Table 3 : Summary of Mineral Exploration and Mining Rights (South Africa)
Holder	DMR PR Reference	Hectares	Period of Prospecting Right	Minerals	Status	Status Details
PTM(EXT)	10805 PR	17734.80	Prospecting granted for 5 years with effect 2 October 2013 to 1 October 2018	PGM, Chrome, Copper, Gold, Nickel, Vanadium and Iron	Granted	Notarially Executed on 02/10/2013.
PTM(EXT)	10805 PR – Section 102	4475.13	Section 102 application when granted will have the same benefits as 10804 (prospecting right will be granted from 1/10/2013 to 2/10/2018)	PGM, Chrome, Copper, Gold, Nickel, Vanadium and Iron	Accepted	Written acceptance by DMR on 09/12/2013
PTM(EXT)	10806 PR	13143.53	Applied for prospecting period of 5 years, which is the maximum in terms of section 16 MPRDA.	PGM	Accepted	Written Acceptance by DMR on 28/05/2013
PTM (EXT)	10810 PR	4189.86	Prospecting granted for 5 years with effect 23 October 2013 to 22 October 2018	PGM, Chrome, Copper, Gold, Nickel, Vanadium and Iron	Granted	Notarially Executed on 23/10/2013
PTM(EXT)	11286 PR	19912.44	Applied for prospecting period of 5 years, which is the maximum in terms of section 16 MPRDA.	PGM, Gold, Chrome, Nickel, Cobalt, Copper, Molybdenum, Rare Earths, Silver, Zinc and Lead, Vanadium, Iron.	Accepted	Formal Acceptance by DMR on 05/06/2013
PTM(EXT)	12526 PR	12296.65	Applied for prospecting period of 5 years, which is the maximum in terms of section 16 MPRDA.	Gold, Chrome, Nickel, Cobalt, Copper, Molybdenum, Rare Earths, Silver, Zinc and Lead, Vanadium, Iron.	Acknowledged

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Figure 3: Locations of the Waterberg Project Properties

Waterberg Extension Applications
Glen Alpine Dam
Bochum
Waterberg JOGMEC JV
Steilloop
Marken
Gilead
POLOKWANE (Pietersburg)
Mokopane (Potgietersrust)

Waterberg

Locality Plan

Legend
Prospecting_Rights PTM

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Figure 4: Location of the Waterberg Project Prospecting Rights

Waterberg
Prospecting Rights
PLATINUM GROUP METALS
Legend
Prospecting_Rights
Waterberg Extension
Waterberg JV
R.S.A. Survey System: WG 29° East
Datum: Hartebeesthoek 94
Ellipsoid: WGS 84
11286PR
10806PR
10805PR
10810PR
10805PR Sect102
10804PR
10667PR
10809PR
1265PR
10668PR
2550000
2560000
2570000
2580000
2590000
30000
20000
10000
0
-10000
N
0 1 2 4 6 8 10
Kilometers

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4.4	HOLDINGS STRUCTURE

To date the Waterberg Project has been managed and explored under the direction of two separate technical committees for the Joint Venture (JV) and the Extension Projects respectively to cater for the needs, requirements and objectives of the ownership groups. A second agreement described in Section 4.4.3 has resulted in the consolidation of all holdings and the combined exploration and management of both areas.

4.4.1	HISTORY OF THE WATERBERG JV PROJECT

PTM applied for the original 137 km2 prospecting right for the Waterberg Joint Venture (JV) Project area in 2009 and in September 2009 the DMR granted PTM RSA a prospecting right until 1 September 2012 for the requested area. Application for the renewal of this prospecting right for a further three years has been made. Under the MPRDA, the prospecting right remains valid pending the grant of the renewal.

PTM initially held a 74% share in the Waterberg JV Project with Mnombo Wethu (Pty) Ltd (Mnombo), a BEE partner, holding the remaining 26% share (Figure 5).

Figure 5: Schematic Diagram of the Holdings of Waterberg JV Project

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In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement (the “JOGMEC Agreement”) whereby the Japan Oil, Gas and Metals National Corporation (JOGMEC) would earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of US$3.2 million over four years, while at the same time Mnombo would earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million).

On November 7, 2011, PTM entered into an agreement with Mnombo whereby PTM acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and an agreement that PTM would pay for Mnombo's 26% share of costs on the Waterberg Joint Venture until the completion of a feasibility study.

In April 2012, JOGMEC completed its US$3.2 million earn in requirement to earn a 37% interest in the Waterberg JV Project. Following JOGMEC’s earn-in PTM funded Mnombo’s 26% share of costs for US$1.12 million and the earn-in phase of the joint venture ended in May 2012. Pursuant to the JOGMEC Agreement, and prior to the closing of the 2nd Amendment described in Section 3.4.3, interests in the Waterberg JV Project are held 37% by the Company, 37% by JOGMEC and 26% by Mnombo. As a result of the Company’s 49.9% ownership interest in Mnombo, the Company currently has an effective interest in the Waterberg JV Project of approximately 50%. This ownership percentage will change if the 2nd Amendment described in Section 3.4.3 receives Section 11 approval.

To the Company’s knowledge, Mnombo remains over 50% held for the benefit of historically disadvantaged persons or historically disadvantaged South Africans (“HDSAs”), as defined respectively by the MPRDA and the Amendment of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2010 ("Mining Charter") and is a qualified BEE corporation under the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”).

During 2012, PTM made application to the DMR to acquire three additional prospecting rights adjacent to the west (one property of 3,938 ha), north (one property of 6,272 ha) and east (one property of 1,608 ha) of the existing Waterberg JV Project. Upon granting by the DMR, these three new prospecting rights covering a total of 118km2 became part of the existing joint venture with JOGMEC and Mnombo, bringing the total area in the joint venture to 255km2.

4.4.2	HISTORY OF THE WATERBERG EXTENSION PROJECT

The former Waterberg Extension Project includes contiguous granted and applied-for prospecting rights with a combined area of approximately 864km2 adjacent and to the north of the Waterberg JV Project. Two of the prospecting rights were executed on October 2, 2013 and each is valid for a period of five years, expiring on October 1, 2018.

The third prospecting right was executed on October 23, 2013 and is valid for a period of five years, expiring on October 22, 2018. The Company has made an application under section 102 of the MPRDA to the DMR to increase the size of one of the granted prospecting rights by 44km2.

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The Company has the exclusive right to apply for renewals of the prospecting rights for periods not exceeding three years each and the exclusive right to apply for a mining right over these prospecting right areas. Applications for a fourth and a fifth prospecting right covering 331km2 were accepted for filing with the DMR on February 7, 2012 for a period of five years.

These applications, which are not directly on the trend of the primary exploration target, are in process with the DMR. No work has been completed to date on the areas covered by the fourth and fifth prospecting rights pending their formal grant by the DMR.

PTM holds the prospecting rights filed with the DMR for the Waterberg Extension Project, and Mnombo is identified as the Company’s BEE partner. The Company holds a direct 74% interest and Mnombo holds a 26% interest in the Waterberg Extension Project, leaving the Company with an approximately 86.974% effective interest by way of the Company’s approximately 49.9% shareholding in Mnombo. The Company carried Mnombo’s 26% share in the project until March 31, 2015 at which time the 2nd Amendment will become effective if MPRDA Section 11 transfer approval is received.

4.4.3	WATERBERG PROJECT CONSOLIDATION

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension projects (collectively the “Waterberg Project”) are to be consolidated and contributed into a newly created operating company named Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”). The Company is to hold 45.65% of Waterberg JV Co. while JOGMEC is to own 28.35% and Mnombo will hold 26%.

Through its 49.9% share of Mnombo, the Company will hold an effective 58.62% of Waterberg JV Co., post-closing. Based on the June 2014 Waterberg resource estimate the number of ounces owned by each entity did not change with the revised ownership percentages. Under the 2nd Amendment JOGMEC has committed to fund US$20 million in expenditures over a three year period ending March 31, 2018, of which US$8 million will be funded by JOGMEC to March 31, 2016 and the first US$6 million to be spent in each of the following two 12 month periods will also be funded by JOGMEC. Project expenditures in excess of US$6 million in either of years two or three are to be funded by the JV partners’ pro-rata to their interests in Waterberg JV Co. Closing of this transaction is subject to MPRDA Section 11 approval by the DMR to transfer title of the prospecting rights. If Section 11 transfer approval is not obtained the parties will default to the pre-amendment JV arrangement, with any advances received from JOGMEC to be used to offset its spending commitments on the Waterberg JV property.

PTM is the operator of the Waterberg Project, with joint venture partners being JOGMEC and Mnombo. The 2nd Amendment Agreement allows all of the Waterberg area to be considered from a resource and engineering perspective, allows for optimization of the 13km+ of target strike length and allows for exploration and engineering to be aggressively advanced notwithstanding challenging mining markets.

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4.5	ROYALTIES AND AGREEMENTS

CJM is not aware of any royalties, back-in rights, payments or other encumbrances that could prevent PTM from carrying out its plans or the trading of its rights to its licence holdings at the Waterberg Project. JOGMEC or its nominee has the exclusive right to direct the marketing of the mineral products of the other participants for a 10-year period from first commercial production on an equivalent to commercially competitive arm’s length basis and has the first right of refusal to purchase at prevailing market prices any mineral products taken by another participant as its share of joint venture output.

4.6	ENVIRONMENTAL LIABILITIES

All environmental requirements on the properties are subject to the terms of a current Environmental Management Plan (EMP) approved by the Department of Minerals Resources (DMR) prior to commencement of work on the properties. All rehabilitation of drillhole sites and access roads required in terms of this EMP was completed or are on-going. In addition the required deposits into the approved environmental rehabilitation trust in respect of related potential liabilities are up to date. There are no other known material environmental liabilities on the properties at this time.

All the necessary permissions and permits in terms of the environmental liabilities were obtained. There are no known encumbrances of an environmental nature that may restrict the exploration of the properties.

4.7	LEGAL ACCESS

PTM has consulted with the community and received permissions to access the land where it holds Prospecting Rights. Ongoing rights of access to specific portions of the property may be required as exploration and potential development progresses. The Company does not hold a mining right but has a right to apply for such a right.

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5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	ACCESS

The Waterberg Project is located some 85km north of the town of Mokopane (formerly Potgietersrus) in Seshego and Mokerong, districts of the Limpopo Province. Mokopane provides a full spectrum of local and urban infrastructure.

The Waterberg Project is situated some 13.5km from the N11 national road that links Mokopane with the Grobblers Bridge border post to Botswana. The current drilling area is some 32km from the N11 National Road. Access to the area from the national road is by unpaved roads that are generally in a reasonable condition.

5.2	CLIMATE

The climate is semi-arid with moderate winter temperatures and warm to hot in the summer. The majority of the 350-400mm of average annual rainfall occurs in the period November to March. Climatic conditions have virtually no impact on potential mining operations in the project area. Mining and exploration activities can continue throughout the year.

5.3	PHYSIOGRAPHY

The project area to the west and east is relatively flat but the area in the central part of the project area is more mountainous with some steep near vertical cliffs and an elevation difference of 160 - 200m (Figure 6) The lowest point in the project area is at 880m amsl and the highest point at 1,365m amsl. The drilling was undertaken on the eastern flat area with an elevation of approximately 1,000m amsl. The area is farmed by the local people who grow crops on a limited scale and farm various cattle. The vegetation is typically bushveld vegetation. The Seepabana River cuts across the southwestern side of the Waterberg Project area from east to west joining the Molagakwena River which flows north into the Glen Alpine Dam. The remainder of the area has non-perennial rivers.

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Figure 6: Photograph looking towards the Eastern side of the Waterberg Project

5.4	LOCAL RESOURCES AND INFRASTRUCTURE

Mining services and recruitment are readily available from Mokopane which has a long history of mining with the Mogalakwena Mine, formerly Potgietersrus Platinum Mine (Anglo Platinum), situated north of the town. Furthermore, drilling contractors, mining services and consultants are readily sourced within the greater Gauteng area.

Power, sewage and water infrastructure are poorly developed in this area. The infrastructural requirements of a mine would require additional planning to provide suitable infrastructure to the site. The current activity in the area is in the form of local people undertaking small scale farming on a subsistence basis for cattle and crops. The major restriction is water although the Glen Alpine dam is located 2km to the northwest of the project area and 23km northwest of the area of current activity.

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6	HISTORY

6.1	WATERBERG PROJECT

The Waterberg Project is a part of a group of exploration projects that came from a regional target initiative of the Company over the past five years. Platinum Group Metals targeted this area based on its own detailed geophysical, geochemical and geological work along trend, off the north end of the mapped Northern Limb of the Bushveld Complex.

The permits for the properties to the northwest were applied for based on the initial findings on the Project combined with an analysis of publicly available regional government geophysical data that showed an arching NNE tend to the signature of the interpreted edge of the Bushveld Complex.

6.2	OWNERSHIP HISTORY

PTM developed the exploration concept for the Waterberg Project and filed for a Prospecting Right application which was granted in 2009. In October 2009, PTM entered an agreement with JOGMEC and Mnombo whereby JOGMEC would earn up to a 37% interest in the project for an optional work commitment of US$3.2 million over 4 years on the Waterberg JV Project only. It was a condition that over the same time period Mnombo was required to match JOGMEC's expenditures on a 26/74 basis. PTM agreed to loan Mnombo their first $87,838 in project funding. JOGMEC has completed their earn-in expenditure in April 2012.

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company would acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R 1.2 million and paying for Mnombo's 26% share of project costs to feasibility. When combined with the Company's 37% direct interest in the Waterberg Project (after JOGMEC earn-in), the 12.974% indirect interest to be acquired through Mnombo brings the Company's effective project interest to 49.974% .

The Waterberg Extension Project Licences were applied for separately and at a later date with PTM having a direct 74% interest and Mnombo retaining the remaining 26%.

The updated ownership for the Project is described in Section 4.4.

6.3	EXPLORATION HISTORY

Previous work that was conducted over the property was the regional mapping by the Council for Geoscience as presented on the 1:250,000 scale – Map No 2328 – Pietersburg. This sheet is the published geological map of the area and the basis for the metallurgical sheets, as well as regional aeromagnetic and gravity surveys that now form part of the public domain dataset.

There is no publically available detailed exploration history available for the area. As a result of the cover on the Bushveld Complex there is no record of specific exploration for platinum group metals and the extensive exploration for platinum group metals on the Platreef targets to the south did not extend this far north. There are undocumented reports of a drillhole through the Waterberg Group into the Bushveld Complex on a farm immediately north of the Waterberg JV area and immediately west of the Waterberg Extension area.

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The original exploration models for the property involved a potential for paleo placer at the base of the Waterberg Group sediments or an embayment to the west. Both of these models were discarded with the current discovery and drilling data showing a strike to the north northeast.

6.4	MINERAL RESOURCE HISTORY

6.4.1	SEPTEMBER 2012

The initial mineral resource was declared for the T- and F Zone mineralisation and is confined to only the property Ketting 368LR of the Waterberg JV Project. Data from the drilling completed by PTM to September 2012 was used to undertake a mineral resource estimate from over 58 intersections representing 27 drillholes. The data and the geological understanding and interpretation were considered of sufficient quality for the declaration of an inferred mineral resource classification. This estimate was presented in a NI 43-101 in September 2012 by Mr. KG Lomberg, entitled “Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa. (Latitude 23° 21′ 53”S, Longitude 28° 48′ 23”E)”. Table 4 shows the Mineral Resource Statement for September 2012.

The drillhole intersections were composited for Pt, Pd, Au, Cu and Ni. A common seam block model was developed into which the estimate was undertaken. An inverse distance weighted (power 2) was undertaken using the 3D software package CAE Mining Studio™.

Geological loss of 25% was estimated based on the knowledge of the deposit. The geological losses are made up of areas of where the layers are absent due to faults, dykes, potholes and mafic/ultramafic pegmatites.

Table 4: Waterberg Project, Mineral Resource Estimate 1 September 2012, SAMREC code, Inferred Resource at 2g/t (2PGE+Au) cut-off 100% Project basis
Cut- off= 2g/t	Strati- graphic Thick- ness	Tonnage (Mt)	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE +Au (g/t)	Pt:Pd: Au	2PGE +Au (koz)	Cu (%)	Ni (%)
T1	2.85	10.49	0.77	1.27	0.51	2.55	30:50:20	863	0.17	0.10
T2	3.46	16.25	1.10	1.82	0.92	3.84	29:47:24	2,001	0.18	0.09
T	3.19	26.74				3.33	29:48:23	2,864
FH	4.63	18.10	0.80	1.48	0.09	2.37	34:62:4	1,379	0.03	0.12
FP	5.91	23.20	1.01	2.00	0.13	3.14	32:64:4	2,345	0.04	0.11
F	5.27	41.30				2.80	31:57:12	3,724
Total	4.19	68.04	0.94	1.71	0.37	3.01		6,588
Content (koz)			2,049	3,733	806	-

QP= Mr K Lomberg, Coffey Mining

6.4.2	FEBRUARY 2013

An updated mineral resource was declared for the T- and F Zone mineralisation and confined to only the properties Ketting 368LR and Goedetrouw 366LR of the Waterberg JV Project. Data from the drilling completed by PTM to February 2013 was used to undertake a mineral resource estimate from 207 intersections representing 40 drillholes. The data and the geological understanding and interpretation were considered of sufficient quality for the declaration of an inferred mineral resource classification. Table 5 shows the Mineral Resource Statement for February 2013. This estimate was presented in a NI 43-101 in February 2013 by Mr. KG Lomberg, entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum, South Africa (Latitude 23° 21′ 53”S, Longitude 28° 48′ 23”E)”.

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The drillhole intersections were composited for Pt, Pd, Au, Cu and Ni. A common seam block model was developed into which the estimate was undertaken. An inverse distance weighted (power 2) was undertaken using the 3D software package CAE Mining Studio™.

Geological loss of 25% was estimated based on the knowledge of the deposit. The geological losses are made up of areas of where the layers are absent due to faults, dykes, potholes and mafic/ultramafic pegmatites.

Table 5: Waterberg Project-Mineral Resource Estimate; 1 February 2013, SAMREC code, Inferred Resource 2g/t (2PGE+Au) cut-off 100% Project basis
Cut- off=2 g/t	Strati- graphic Thick- ness	Tonnage Mt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE +Au (g/t)	Pt:Pd:Au	2PGE +Au (koz)	Cu (%)	Ni (%)
T1	2.58	4.33	0.91	1.37	0.52	2.80	32:49:19	390	0.21	0.11
T2	4.08	25.46	1.07	1.87	0.78	3.72	29:50:21	3,045	0.17	0.09
T	3.76	29.78	1.05	1.79	0.75	3.59	29:50:21	3,435	0.18	0.09
FH	4.02	7.19	1.09	2.37	0.20	3.66	30:65:6	847	0.10	0.22
FP	5.46	55.95	1.01	2.10	0.14	3.25	31:65:4	5,838	0.06	0.16
F	5.24	63.15	1.02	2.13	0.15	3.29	31:65:4	6,685	0.06	0.17
Total	4.63	92.93	1.03	2.02	0.34	3.39	30:60:10	10,12
Content (koz)			3,071	6,040	1,009

QP= Mr K Lomberg, Coffey Mining

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6.4.3	SEPTEMBER 2013

6.4.3.1	WATERBERG JV PROJECT

A mineral resource was declared for the T- and F Zone mineralisation and confined to only the properties Ketting 368LR and Goedetrouw 366LR of the Waterberg JV Project. Data from the drilling completed by PTM to 1 August 2013 was used to undertake a mineral resource estimate from 337 intersections representing 112 drillholes. Table 6 shows the Mineral Resource Statement for September 2013. The data and the geological understanding and interpretation were considered of sufficient quality for the declaration of an inferred mineral resource classification. This estimate was presented in a NI 43-101 in September 2013 by Mr. KG Lomberg and Mr. AB Goldschmidt; entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa”.

The drillhole intersections were composited for Pt, Pd, Au, Cu and Ni. A common seam block model was developed into which the estimate was undertaken. An inverse distance weighted (power 2) was undertaken using the 3D software package CAE Mining Studio™.

Geological loss of 12.5% was estimated based on the knowledge of the deposit. The geological losses are made up of areas of where the layers are absent due to faults, dykes, potholes and mafic/ultramafic pegmatites.

Table 6: Waterberg JV Project-Mineral Resource Estimate 2 September 2013, SAMREC Code, Inferred Resource 2g/t (2PGE+Au) cut-off 100% Project basis
Cut- off=2g/t	Strati- graphic Thick- ness	Tonnage Mt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE +Au (g/t)	Pt:Pd:Au	2PGE +Au (koz)	Cu (%)	Ni (%)
T1	2.30	8.5	1.04	1.55	0.47	3.06	34:51:15	842	0.17	0.10
T2	3.77	39.2	1.16	2.04	0.84	4.04	29:51:21	5,107	0.18	0.10
T Total	3.38	47.7	1.14	1.95	0.77	3.86	30:51:20	5,948	0.18	0.10
F		119.0	0.91	1.98	0.13	3.02	30:65:4	11,57	0.07	0.17
Total		166.7	0.98	1.97	0.32	3.26	30:60:10	17,52	0.10	0.15
Content (koz)			5,25	10,55	1,715

Cut-off applied on 2PGE+Au grade
QP= Mr K Lomberg, Coffey Mining

6.4.3.2	WATERBERG EXTENSION PROJECT

A mineral resource estimate had not been declared for the Waterberg Extension Project. There was insufficient drilling completed to support a resource estimate in September 2013.

6.4.4	JUNE 2014

The Waterberg JV Project is more advanced in exploration status and includes an Inferred Mineral Resource estimate. The majority of the Waterberg Extension Project is still at an early exploration stage, however recent drilling on the property Early Dawn 361LR, just north of the Waterberg JV Project has sufficient surface drilling to confirm continuity of mineralisation, hence areas can be classified as Inferred Mineral Resource.

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The data was used to define the characteristics of the various layers based on their geochemical signatures. Validation was undertaken on the core with the intention of finding diagnostic features to identify the layers directly from the core. This was successfully achieved for the T Zone. Due to the pervasive alteration, it proved difficult in the F Zone.

All the intersections were checked on the core to ensure that the layer designation was true to the core and consistent for all the deflections from a drillhole. Seven different layers (FP and FH1-FH6) within the F Zone were identified. It is the identification of these layers and the classification of historical exploration data to fit this new interpretation that is the primary difference between this and previous mineral resource estimates. These cuts formed the basis of the Mineral Resource Estimate. The cuts were also defined based on the geology, a marginal cut-off grade of 2g/t PGM and a minimum thickness of 2m. Basic statistics were undertaken on the data noting that the data was clustered due to the number of deflections for each drillhole.

Data from the drilling completed by PTM in the estimate consisted of intersections from 138 drillholes. Each drillhole was examined for completeness in respect of data (geology, sampling, and collar) and sample recovery prior to inclusion in the estimate.

Geological models (wireframes) of the seven F Zone units were modelled by CAE Mining (South Africa) on behalf of PTM, using the Strat 3D module of CAE Mining Studio™.

The coded drillhole database supplied by PTM was composited for Pt, Pd, Au, Cu, Ni and density. For each unit a three dimensional block model was modelled and an inverse distance weighted (power 2) estimate was undertaken. Two areas were defined where geological loss of 25% and 12.5% respectively were applied. The resource estimate tabulation is set out inTable 4.

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Table 7: Waterberg Project-Mineral Resource Estimate (SAMREC Code) (12 June 2014) SAMREC Code, Inferred Resource 2g/t (2PGE+Au) cut-off 100% Project basis
Cut- off=2g/t	Stratigraphic Thickness	Tonnage Mt	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	2PGE +Au (g/t)	Pt:Pd:Rh: Au	2PGE+ Au (koz)	Cu (%)	Ni (%)	Cu (Mlbs)	Ni (Mlbs)
Waterberg Project Totals for both the JV and the Extension
T1	2.44	10.49	1.02	1.52		0.47	3.01	34:50:0:15	1,015	0.17	0.10	40	23
T2	3.87	43.57	1.14	1.99		0.82	3.95	29:50:0:21	5,540	0.17	0.09	167	90
T Total	3.60	54.06	1.12	1.90		0.75	3.77	30:50:0:20	6,555	0.17	0.10	207	114
F		232.82	0.90	1.93	0.05	0.14	3.01	30:64:2:5	22,529	0.08	0.19	409	994
Total		286.88	0.94	1.92	0.04	0.25	3.15	30:61:1:8	29,084	0.10	0.18	617	1,107
Content (koz)			8,652	17,741	341	2,350			kt	280	502
Waterberg Project- (JV)
	Stratigraphic Thickness	Tonnage Mt	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	2PGE +Au (g/t)	Pt:Pd:Rh: Au	2PGE+ Au (koz)	Cu (%)	Ni (%)	Cu (Mlbs)	Ni (Mlbs)
T1	2.44	10.49	1.02	1.52		0.47	3.01	34:50:0:15	1,015	0.17	0.10	40	23
T2	3.87	43.57	1.14	1.99		0.82	3.95	29:50:0:21	5,540	0.17	0.09	167	90
T Total	3.60	54.06	1.12	1.90		0.75	3.77	30:50:0:20	6,555	0.17	0.10	207	114
F		164.58	0.88	1.91	0.05	0.13	2.97	30:64:2:5	15,713	0.07	0.18	247	649
Total	2.44	218.64	0.94	1.91	0.03	0.29	3.17	30:60:1:9	22,268	0.09	0.16	455	763
Content (koz)			6,605	13,407	239	2,018			kt	206	346

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Waterberg Project- (Ext)
	Stratigraphic Thickness	Tonnage Mt	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	2PGE +Au (g/t)	Pt:Pd:Rh: Au	2PGE+ Au (koz)	Cu (%)	Ni (%)	Cu (Mlbs)	Ni (Mlbs)
T1 (Cut- off=2g/t)
T2
T Total
F		68.04	0.93	1.98	0.05	0.15	3.11	30:64:2:5	6,802	0.11	0.23	162	344
Total		68.04	0.93	1.98	0.05	0.15	3.11	30:64:2:5	6,802	0.11	0.23	162	344
Content (koz)			2,043	4,325	102	331			kt	73	156

Cut-off applied on 2PGE+Au grade
QP= Mr K Lomberg, Coffey Mining

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6.5	PRODUCTION HISTORY

There is no historic production from the Waterberg Project.

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7	GEOLOGICAL SETTING AND MINERALISATION

7.1	REGIONAL AND LOCAL SETTING

The Bushveld and Molopo Complexes in the Kaapvaal Craton are two of the most well know mafic/ultramafic layered intrusions in the world. The Bushveld complex was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites. It is estimated to exceed 66,000km2 in extent, of which about 55% is covered by younger formations. The Bushveld Complex hosts several layers rich in Platinum Group Metals (PGM), chromium and vanadium, and constitutes the world’s largest known resource of these metals.

The Waterberg Project is situated off the northern end of the previously known Northern Limb, where the mafic rocks have a different sequence to those of the eastern and Western Limbs.

The Bushveld Complex in the Waterberg Project area has intruded across a pre-existing craton scale lithological and structural boundary between two geological zones. The known Northern Limb has a north – south orientation to the edge contact that makes an abrupt strike change to the northeast coincident with projection of the east-west trending Hout River Shear system, a major shear that marks the southern boundary of the South Marginal Zone (SMZ). The SMZ is a 3500Ma aged compressional terrain formed within the Kaapvaal Craton during the collision with the Zimbabwe Craton. It is comprised of granulite facies granitic gneiss, amphibolitic gneiss and minor quartzite. Within the SMZ there are several major shears that trend parallel the Hout River Shear (van Reenen, 1992) and trend through the Waterberg Extension Project area. The footwall to the Bushveld on Waterberg Project is interpreted to be comprised of facies of the SMZ.

The Platreef characterises the geology of the Northern Limb of the Bushveld. It was first described by Van der Merwe (Van der Merwe, 1976). The Platreef is typically a wide pyroxenite hosted zone (up to 100s of metres), of elevated Cu and Ni mineralisation with associated anomalous PGM concentrations. The sulphide mineralisation is typically pyrrhotite, chalcopyrite and pentlandite. It was postulated that the interaction with the basement rocks and in particular the dolomites was instrumental in the formation of the mineralisation (Vermaak and Van der Merwe, 2000).

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Figure 7: Geological Map of the Bushveld Complex Showing the Location of the Waterberg and Waterberg Extension Projects

7.1.1	BUSHVELD COMPLEX STRATIGRAPHY

The mafic rocks of the BIC are stratigraphically referred to as the Rustenburg Layered Suite and can be divided into five zones known as the Marginal, Lower, Critical, Main and Upper Zones from the base upwards (Figure 7 and Figure 8).

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Figure 8: Waterberg Project Generalised Stratigraphic Columns of the Eastern and Western Limbs compared to the Stratigraphy of The Northern Limb of the Bushveld Complex

7.1.2	MINERALISATION

The Critical Zone is hosts the majority of the PGE mineralisation and is characterised by regular and often fine-scale rhythmic, or cyclic, layering of well-defined layers of cumulus chromite within pyroxenites, olivine-rich rocks and plagioclase-rich rocks (norites, anorthosites etc.). The pyroxenitic Platreef mineralisation, north of Mokopane (formerly Potgietersrus), contains a wide zone of more disseminated style platinum mineralisation, along with higher grades of nickel and copper than occur in the rest of the Bushveld Complex.

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7.1.3	THE NORTHERN LIMB

The Northern Limb is a north-south striking sequence of igneous rocks of the Bushveld Complex with a length of 110km and a maximum width of 15km (Figure 9 and Figure 10). It is generally divided up into three different sectors namely the Southern, Central and Northern sectors which have characteristic footwalls:-

•	The Southern Sector is characterised by a footwall of the Penge Formation of the Transvaal Supergroup
•	The Central Sector generally has a footwall of Malmani Subgroup and
•	The Northern Sector has a footwall consisting of Archaean granite

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Figure 9: General Geology of the Northern Limb of the Bushveld Complex

28°45'E
29°00'E
29°15'E
23°30'S
23°45'S
24°00'S
24°15'S
LEGEND
Karoo Supergroup
Dolerite dykes
Dolerite
BUSHVELD IGNEOUS COMPLEX
UPPER ZONE
MAIN ZONE
CRITICAL ZONE
LOWER ZONE
TRANSVAAL SUPERGROUP
Interbedded limestone & tuff
Fault
10 km

Source: Sharman-Harris (2006)

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Figure Figure 10: Geology of the Northern Limb of the Bushveld Complex showing the Various Footwall Lithologies

NORTHERN SECTOR
CENTRAL SECTOR
SOUTHERN SECTOR
N
Molendraai
Drenthe
Overysel
Zwartfontein
Sandsloot
Vaalkop
Tweefontein
Rietfontein
Turfspruit
Uitloop
Macalacaskop
Townlands
MOKOPANE
Volspruit
Main Zone
Platreef
Satellite pyroxenites
Timeball Hill Fm.
Duitschland Fm.
Penge Fm.
Malmani Subgroup
Granitic Basement
Faults
0 1 2 3 4 5 km

Source: Sharman-Harris (2006)

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7.2	WATERBERG GROUP /BUSHVELD COMPLEX AGE RELATIONSHIP

The age relationship of the Waterberg Group and the Bushveld Complex was re-examined as a result of this data.

The contact between the Waterberg Group and the weathered Bushveld Complex was observed in the drillhole core to generally be sharp. In several of the drill intersections, conglomerate and grit horizons are developed on the contact and appear to contain altered magnetite, suggesting the development of placer mineralisation. If present, such mineralisation is likely to be channelized, as the basal deposits appear to be fluvial. The unusual contact zone between the two rock units was examined by Prof McCarthy and is interpreted as a palaeosol (fossilized soil) developed on the Bushveld gabbros. Features in the palaeosol are reminiscent of modern weathering of Bushveld rocks were observed. The weathering is considered typically spheroidal in character and culminates in a very fine-grained upper black turf layer (vertisol), corresponding to the ‘shale’ in the drill intersections.

The nature of the relationship between the Waterberg Group and the Bushveld Complex is confirmed as having no bearing on the presence of mineralisation in the gabbros (T or F Zones) (McCarthy, 2012).

Further to this Prof McCarthy observed that the northern extremity of the Northern Limb of the Bushveld Complex contains a well-developed Platreef horizon, but in addition has mineralisation developed in the Upper Zone. The T Zone has a high Cu/Ni ratio and is Pd and Au dominated. Sulphides similar to this were described previously from the Upper Zone, but occur in very small quantities, suggesting that atypical conditions pertain in the project area (McCarthy, 2012). In addition, the layered sequence in the north is underlain by quartzite which appears to be a correlative of the upper Pretoria Group. This being the case, Prof McCarthy considers that there is the potential for the development of a fairly extensive Bushveld sub-basin beneath the Waterberg which is also supported by a local gravity high in the area.

7.3	PROJECT GEOLOGY

The Waterberg Project is located along the strike extension of the Northern Limb of the Bushveld Complex. The surface geology is depicted in Figure 11. The Bushveld Geology consists predominantly of the Main Zone gabbros, gabbronorites, norites, pyroxenites and anorthositic rock types with more mafic rock material such as harzburgite and troctolites that partially grade into dunites towards the base of the package. In the southern part of the project area, Bushveld Upper Zone lithologies such as magnetite gabbros and gabbronorites do occur as intersected in drillhole WB001 and WB002. The Lower Magnetite Layer of the Upper Zone was intersected on the south of the project property (Disseldorp) where drillhole WB001 was drilled and intersected a 2.5m thick magnetite band.

A general dip of 34º - 38º towards the west is observed from drillhole core for the layered units intersected on Waterberg property within the Bushveld Package. However, some blocks may be tilted at different angles depending on structural and /or tectonic controls. And generally the Bushveld package strikes south-west to north-east.

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The Bushveld Upper Zone is overlain by a 120m to 760m thick Waterberg Group which is a sedimentary package predominantly made up of sandstones, and within the project area the two sedimentary formations known as the Setlaole and Makgabeng Formations constitute the Waterberg Group. The Waterberg package is flat lying with dip angles ranging from to 2º to 5º. The base of the Bushveld Main Zone package is marked by the presence of a transitional zone that constitutes a mixed zone of Bushveld and altered sediments/quartzites before intersecting the Transvaal Basement Quartzite and Metasediments.

Figure 11:The Surface Geology of the Waterberg Project

Structurally, the area has abundant intrusives in the form of thick dolerite, diorite and granodiorite sills or dykes predominantly in the Waterberg package. A few thin sills or dykes were intersected within the Bushveld package. Faults were interpolated from the aerial photographs, geophysics and sectional interpretation and drilling. The faults generally trend (east-west across the property and some are north-west and south-west trending (Figure 8).

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Figure 12:Project Geology of the Waterberg Project

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Figure 13: Section Showing Geology at Waterberg Project

The project geology in the north-eastern portion of the Waterberg Project appears to be similar to the geology in the southeast. However, due to the widely spaced drilling further north, the project geology is less well understood.

There is a general increase in the frequency of late intrusive rocks in the form of dolerite, diorite and granodiorite dykes predominantly in the Waterberg package. A few thin sills or dykes were intersected within the Bushveld package. The dolerite dykes have a variable positive magnetic response and were modelled in 3D from the detailed airborne magnetic data as being vertical to a minimum depth of 300m. Field mapping confirms the vertical nature of the dykes and recessive weathering nature on surface. The sills and dykes are of similar composition however, the interrelation of the two is currently not known. Many of the east-west dykes appear to have exploited pre-existing structures such as major shears and faults.

A flat lying granodiorite sill with average thicknesses of 80m appears to be exploiting the contact between the Bushveld Complex igneous rocks and the overlying Waterberg sedimentary rocks (Figure 13). This sill as seen in drillhole intercepts displays both an upper and lower chill margin indicating post Waterberg emplacement. The sill outcrops to the east of the projected edge of the Bushveld and forms low, flat top hills. Using the depth of the sill intersections in drilling and the surface outcrop pattern to the east there appears to be a kink in the dip of sill at or near the projected Bushveld edge that explains the vertical difference in the position of the sill between surface and downhole.

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Figure 14: Geology of the Northern Waterberg Extension Area

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7.4	STRATIGRAPHY

The initial phase of diamond exploration drilling (WB001 and WB002) on the Waterberg JV Project intersected Waterberg Group Sediments (sandstones) and Bushveld Upper Zone and Main Zone lithologies in the western portion of Disseldorp property. The follow-up drilling campaign revealed a generalised schematic stratigraphic section that was adopted for use in this property as presented in Figure 15.

The initial phase of diamond exploration drilling on the Waterberg Extension Project has intercepted similar stratigraphy to the adjacent and contiguous Waterberg JV Project to the south. Generally, the layers correlate well between the projects and at the Waterberg Extension Project on the farm Early Dawn 361LR, drilling has intersected Waterberg Group Sediments (sandstones) and Bushveld Complex Main Zone lithologies.

The floor rocks underlying the Transitional zone are predominantly granite gneiss hosting remnants of magnetite quartzite, metaquartzite, metapelites, serpentinites and metasediments. Some drillholes within the project area have shown dolerite intrusions within the floor rocks, such as drillhole WB028. Pink pegmatoidal granite was noted in the Basement of one drillhole on the Waterberg Extension Project.

7.5	BUSHVELD COMPLEX

Igneous Bushveld Complex lithologies underlie the Waterberg Group starting with the Upper Zone and underlain by the Main Zone.

7.5.1	THE MAIN ZONE

The Main Zone which hosts the PGM mineralised layers in its cyclic sequences of mafic and felsic rocks, is 150m to 900m thick. It is predominantly composed of gabbronorite, norite, pyroxenite, harzburgite, troctolite with occasional anorthositic phases

Abundant alteration occurs in these lithologies including chloritisation, epidotisation and serpentinisation. Parts of the F Zone are magnetic due to the serpentinisation of the olivines. The F Zone forms the base of the Main Zone, and it is usually underlain by a transitional zone of intermixed lithologies such as metasediments, metaquartzite / quartzite, and Bushveld lithologies.

7.5.2	THE UPPER ZONE

The south-western part of the project area (west of the farm Ketting 368LR towards farm Disseldorp) has a thick package of Upper Zone lithologies. The package in the project consists of magnetite gabbro, mela-gabbronorite and magnetite seams and may be as thick as 350m. Drillhole WB001 on farm Disseldorp collared in Upper Zone and drilled to the depth of 322m and while still in the Upper Zone intersected a 2.5m thick magnetite seam.

The appearance of the first non-magnetic mafic lithologies indicates the start of the underlying Main Zone.

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Figure 15: General Stratigraphy of the Waterberg Project

Waterberg Group 120m -750m
Makgabeng Formation
Setlaole Formation
Bushveld Complex 0m -900m
UPPER ZONE
MAIN ZONE
T - Zone
F - Zone
Basement Houtriver gneiss
UPA: Upper Pegmatoidal Anorthosite / Gabbro
T1 Mineralised Layer: Olivine Rich Mafic Rock
LPA: Lower Pegmatoidal Anorthosite/ Gabbro
LPP: Lower Pegmatoidal Pyroxenite
T2 Mineralized Layer: Sulphides hosted in Gabbro-norite & norite
0
0.2
Cr%
FH6
FH5
FH4
FH3
FH2
FH1
FP
Mineralised FH Layer (Cyclic Units of olivine rich rocks. Identified by basal Cr value and Pyroxenite)
Mineralised FP Layer Pyroxenites

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7.6	WATERBERG GROUP

The Waterberg Sedimentary package occurs with mostly two formations within the project area i.e. the Makgabeng and Setlaole Formations. The whole package may have a thickness ranging from 120m to just over 760m. Generally the Waterberg Sedimentary package thickens in the southwest and thins towards the centre of the project area before thickening again to the north. The east-west trending feature through the southern part of the Project is considered to be an erosional channel.

7.6.1	SETLAOLE FORMATION

This is the sedimentary formation underlying the Makgabeng Formation and sits at the base of the Waterberg Group sedimentary succession. It is this formation that overlies the Bushveld Complex igneous rocks, and was intersected in more than 90% of the drillholes within the project area.

Lithologically, the Setlaole Formation consists of medium to coarse grained sandstones and several mudstones and shales, that have a general purple colour and usually the package displays a coarsening down sequence. Towards the base of the formation, pebbles may be seen that will eventually appear to be forming conglomerates. The rocks are frequently intruded by dolerite and granodiorite sills. A red shale band of variable thickness is generally present at the base of the Setlaole Formation, below the basal conglomerate.

7.6.2	MAKGABENG FORMATION

This sedimentary formation overlies the Setlaole Formation and is mostly exposed in the mountain cliffs in the northern part of the project area. The formation is composed of light- red coloured banded sandstone rocks and generally displays a horizontal inclination.

7.7	STRUCTURE

The Waterberg Sedimentary package was intersected by numerous criss-crossing dolerite or granodiorite sills or dykes. These usually range from as thin as 5cm to as thick as 90m.

A major northwest-southeast trending fault was inferred based on drillholes towards the southern part of the Ketting 368LR property. The fault throw is estimated to be approximately 300m. A further fault splay has also been interpreted on the south-eastern part of Ketting 368LR.

7.8	MINERALISED ZONES

PGM mineralisation within the Bushveld package underlying the Waterberg Project is hosted in two main layers: the T Zone and the F Zone.

The T Zone occurs within the Main Zone just beneath the contact of the overlaying Upper Zone. Although the T Zone consists of numerous mineralised layers, three potential economical layers were identified, T1, T2HW and T2 - Layers. They are composed mainly of anorthosite, pegmatoidal gabbros, pyroxenite, troctolite, harzburgite, gabbronorite and norite.

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The F Zone is hosted in a cyclic unit of olivine rich lithologies towards the base of the Main Zone towards the bottom of the Bushveld Complex. This zone consists of alternating units of harzburgite, troctolite and pyroxenites. The F Zone has been divided into the FH and FP layers. The FH layer has significantly higher volumes of olivine in contrast with the lower lying FP layer, which is predominately pyroxenite. The FH layer is further subdivided into six cyclic units chemically identified by their geochemical signature, especially chrome. The base of these units can also lithologically identified by a pyroxenite layer.

The mineralisation generally comprises sulphide blebs, net-textured to interstitial sulphides and disseminated sulphides within gabbronorite and norite, pyroxenite, harzburgite.

Within the F Zone, basement topography may have played a role in the formation of higher grade and thicknesses where embayments or large scale changes in magma flow direction facilitated the accumulation of magmatic sulphides. These areas are referred to by PTM as the “Super F” Zones where the sulphide mineralisation is over 40m thick and within the defined areas average 3g/t to 4g/t 2PGE+Au. Layered magmatic sulphide mineralisation is generally present at the base of the F Zone. As with the T Zone, the sub-outcrop of the F Zone unconformably abuts the base of the Waterberg Group sedimentary rocks and trends northeast from the end of the known Northern Limb and dips moderately to the northwest.

The T Zone includes a number of lithologically different and separate layers (Figure 16) which were initially recognised in the drilling. With subsequent drilling, it has become clear that the most easily identifiable and consistent are the T1, T2HW and T2 - Layers.

Figure 16: Stratigraphy of the Mineralised Layers

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Description of T Zone Layering and Mineralisation

The T Zone is a linkable unit which includes five identifiable layers. The three mineralised and economical potential layers are the T1 – Layer, the T2HW - Layer (Middling between T1 and T2), and the T2 – Layer. Figure 17 is a geological interpretation of the T – Zone layers.

UPA (Upper Pegmatoidal Anorthosite) – This is the T1 - Layer hangingwall which has a pegmatoidal texture, is mostly anorthositic and in a few cases gabbroic. This unit is generally not mineralised however it was found to have some sulphide mineralisation in a few drillholes and the mineralisation is hosted within the mafic crystals of the pegmatoidal texture.

This unit has a thickness range of 2m to as thick as 100m, and it has over 80% correlation throughout the drillholes. It must be noted that the unit is absent in some few drillholes and it also appears more mafic in some instances due to alteration of the anorthositic and gabbroic phases.

Mineralisation within the T1 – Layer is hosted in a troctolite with variations in places where troctolite grades into feldspathic harzburgite. In other localities, olivine bearing feldspathic pyroxenite grades into feldspathic harzburgite. The 3PGE+Au grade (g/t) is typically 1-7g/t with a Pt:Pd ratio of about 1:1.7. The Cu and Ni grades are typically 0.08% and 0.08% respectively.

The unit is mineralised with blebby to net-textured Cu-Ni sulphides (chalcopyrite/pyrite and pentlandite) with very minimal Fe-sulphides (pyrrhotite). The thickness of the layer varies from 2m to 6m.

The direct footwall unit of the T1 - Layer can be divided into two identifiable units: the Lower Pegmatoidal Anorthosite (LPA) and the Lower Pegmatoidal Pyroxenite (LPP). These units have an unconformable relationship with one another as both are not always present.

LPA (Lower Pegmatoidal Anorthosite) – This is the first middling unit underlying the T1 – Layer. It has the same composition as that of the UPA but is usually thinner than the UPA. The thickness for this unit ranges from 0 – 3m, and in some drillholes this unit is not developed. This unit is mineralised in some drillholes.

LPP (Lower Pegmatoidal Pyroxenite) – This is the second middling unit which underlies the LPA, and it predominantly composed of pegmatoidal pyroxenite. It also ranges from 0 – 3m as it is not developed in other drillholes. This unit also sits as a T2 - Layer hangingwall. Mineralisation has not been identified in this unit.

Mineralisation within the T2 – Layer is hosted in Main Zone norite and gabbronorite that shows a distinctive elongated texture of milky feldspars. In some instances, the T2 gabbronorite / norite tends to grade into pyroxenite and in places into a pegmatoidal feldspathic pyroxenitic phases, with the same style of mineralisation as in the gabbronorite / norite. Lithologically, the T2 - Layer is generally thicker than the T1 – Layer. The high grade zones range from 2m to approximately 10m within these lithologies. Sulphide mineralisation in T2 – Layer is net textured to disseminated with higher concentration of sulphides compared to the overlying T1 - Layer. The 3PGE+Au grade (g/t) is typically 1-6g/t with a Pt:Pd ratio of about 1:1.7. The Cu and Ni grades are typically 0.17% and 0.09% respectively.

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The mineral resource estimate used the data to define the characteristics of the various layers based on their geological characteristics and geochemical signatures (Figure 17).

Figure 17: Waterberg Project-A Geological Interpretation of the T- Layer

Description of F – Zone Layering and Mineralisation

A thick package of norite and gabbronorite ranging from 100m to about 450m underlies the T Zone and overlies the F Zone.

F Zone mineralisation is hosted in a thick package of troctolite which usually has small-sized bands of pyroxenite and / or pegmatoidal pyroxenite and harzburgite. These layers or pulses were identified using their geochemical signatures and various elemental ratios. The initial subdivision was into a harzburgitic layer (FH) which is underlain by a pyroxenitic layer (FP). The harzburgitic layer (FH) was further subdivided into six units of varying thickness based on the noted significant occurrence of chrome in the geochemical signature (Figure 18). In each case the concentration of the chrome falls off steadily going up in the sequence until the next significant occurrence of chrome is noted.

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Figure 18: Individual Units of the F Zone

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8	DEPOSIT TYPES

The Platreef-type deposits can include the following features:

•	Sulphide hosted nickel, copper and PGM mineralisation considered to be of magmatic origin.
•	A deposit hosted by a composite a combination of norite, pyroxenite, and harzburgite rocks.
•	Contact style mineralisation along the base of the intrusion; which may be several hundreds of metres in thickness.
•	The mineralised rocks contain locally abundant xenoliths of floor rocks (typically dolomite and shale) suggesting interaction of the magma with relatively reactive floor rocks.
•	Thick mineralised intervals greater than 5m and locally tens to hundreds of metres thick.
•	The mineralised layers of the Waterberg and Waterberg Extension Projects meet some these criteria:
•	The mineralisation is hosted by sulphides that are apparently magmatic in origin.
•	The mineralised layers can be relatively thick, greater than 10m.

The other criteria relating to the Platreef have yet to be demonstrated. As a result this mineralisation is considered to be similar i.e. Platreef-like but its stratigraphic position, geochemical and lithological profiles suggest a type of mineralisation not previously recognised in the Bushveld Complex.

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9	EXPLORATION

9.1	CURRENT EXPLORATION

The Waterberg Project is at an advanced exploration status and includes an Inferred and Indicated Mineral Resource estimates. Exploration further north has investigated the interpreted strike extension of the Bushveld Complex. As a result of this drilling program portions of this area are classified as an Inferred Mineral Resource.

Previous mineral exploration activities were limited due to the extensive sand cover and the understanding that the area was underlain by the Waterberg Group. Initial exploration was driven by detailed gravity and magnetics. Subsequently exploration was driven by drilling and was undertaken by PTM.

Detailed engineering including metallurgy, rock mechanics, mine and infrastructure design work is ongoing from preliminary work completed in an earlier Preliminary Economic Assessment.

9.2	SURFACE MAPPING

Topographical and aerial maps for Waterberg at a scale of 1:10,000 were used for surface mapping. A combination of the surface maps and the public aeromagnetic and gravity maps formed the basis for the structural map.

Ground exploration work undertaken includes geological mapping and ground verification of the geology presented in various government and academic papers. The major faults and SMZ geology described was confirmed to exist within the property. Contact relationships with the Bushveld Complex were not seen due to the Waterberg cover rock and quaternary sand deposits.

Data for any outcrop observed (or control point) was recorded. Each of such outcrop points had the following recorded in the field book: point’s name, description of the outcrop’s rock, identified rock name, XY coordinate points, and if well oriented the dip and strike for the outcrop.

It is noted that most of the area surrounding the Waterberg Mountains is covered by Waterberg sands and as such mapping in these areas has provided minimal information. Access to some parts of the Waterberg Mountains is problematic due to steep slopes close to the mountains.

9.3	GEOCHEMICAL SOIL SAMPLING

In March 2010 two north-south sampling lines (Figure 19) were undertaken. Sampling stations were made at intervals of 25m. Each sample hole was allowed to go to a minimum depth of 50cm to 1.00m at most.

During December 2011 and January 2012 two additional north-south lines on the property Niet Mogelyk 371LR were also sampled (Figure 19). These two lines were done to target the east-west trending dykes that are running through this property and the sampling stations were set at 50m apart.

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During January 2013 an additional three lines were taken on the farms Bayswater 370LR and Niet Mogelyk 371LR. These samples were taken to investigate soil anomalies discover by the previous sampling programs (Figure 19)

A total of 723 samples, of which 367 were soil samples, 277 stream sediment samples and 79 rock chip samples, were collected during this process.

Geochemical sampling of the soils was also partially compromised due to very thin overburden because of sub cropping rock formations. Geochemical sampling showed elevated PGM’s and this increased exploration interest in the area in 2011.

9.4	GEOPHYSICAL SURVEYS

Initial detailed ground geophysical surveys were confined to the Waterberg JV Project and were funded by the partner JOGMEC. The detailed airborne survey was completed predominantly over the Waterberg Extension Project, with some overlap over the defined Bushveld edge geology on the advanced stage Waterberg JV Project to obtain response characteristics.

9.4.1	INITIAL SURVEY

Approximately 60 lines of geophysical survey for 488 line km using gravity and magnetics were traversed in March 2010 (Figure 20). These were east – west trending lines and were traversed on the farms Disseldorp 369LR, Kirstenspruit 351LR, Bayswater 370LR, Niet Mogelyk 371LR and Carlsruhe 390LR. At this time, the Prospecting Right for the farm Ketting 368LR was still pending.

As soon as Ketting 368LR was granted, a second phase of Geophysical Survey was also conducted on this farm from mid-August 2011 to September 2011 (Figure 19).

Two additional north-south ground magnetics lines were surveyed over the farm Ketting 368LR in November 2012. This information was used to interpret and locate east-west striking structures (Figure 19).

When considering the Waterberg Extension, due to the presence of Waterberg Group cover rocks, there was no exposure of Bushveld Complex rocks on the property. Geophysical techniques were employed to aid in the modelling of the projected Bushveld Complex. Comparing the projected edge of the Bushveld Complex from the regional geophysics modelling, the FALCON airborne survey interpretation and the ground gravity profiles, there is general correlation, with local variations, of a north-northeast arch of where the edge of the more dense mafic intrusive rock may project beneath the Waterberg Group sediment cover.

9.4.2	EXTENDED AIRBORNE GRAVITY GRADIENT AND MAGNETICS

An airborne gravity survey was completed on 100 and 200m line spacing. An interpretation of the results of the survey suggests that there may be continuity to the Bushveld Complex rocks to the northwest and north, which has the potential to host PGM mineralisation to the northeast within the Project area.

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PTM contracted FUGRO Airborne Surveys (Pty) Ltd. to conduct airborne FALCON® gravity gradiometry and total field magnetic surveys. The target for the survey was the interpreted edge sub-cropping of the Bushveld Complex to which the Waterberg sediments form the regional hanging wall. Conducted in April 2013, the survey was comprised of 2306.16 line kilometres of Airborne Gravity Gradiometry (AGG) data and 2469.35 line kilometres of magnetic and radiometric data. The total extent of the survey covered approximately 25km of interpreted Bushveld Complex edge in the north-eastern part of the Project area (Figure 20).

Interpretation was based on creating a starting model using the known geology from drilling and linking it to the airborne response (Figure 21 and Figure 22). The geological units were modelled in three dimensions in order to facilitate a three dimensional stochastic inversion of the geometry and density of the units making use of the gravity gradient data. Average rock unit densities were extrapolated from the adjacent Waterberg Project.

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Figure 19: Locations of Geochemical Sampling and Geophysical Traverses

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Figure 20: Airborne Gradient Gravity and Magnetic Survey Flight Lines

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Figure 21: Waterberg Project Airborne Gradient Gravity Plot with Interpreted Bushveld Complex Edge

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Figure 22: Airborne Total Field Magnetics Plot with Interpreted Bushveld Complex Edge

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9.4.3	GROUND GRAVITY

A total of nine ground gravity traverses were completed by Geospec Instruments (Pty) Ltd along roads and tracks. The survey lines were designed to traverses across the projected edge of the Bushveld Complex in the same area covered by the airborne survey as ground confirmation of the airborne results. The two surveys were compared and good correlation between gravity data sets noted. In planning the ground survey, one control line over the known deposit edge at the point where it projected from the southern part of the Project was completed in order to acquire a signature profile over a known source to compare the remaining regional lines to. The interpretation of the linked ground gravity profiles suggests that there may be a northwest trending continuity to the Bushveld Complex rocks which have the potential to host PGM mineralisation.

9.5	CJM: TECHNICAL REVIEW

Suitable exploration was undertaken with appropriate conclusions and follow-up work completed.

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10	DRILLING

10.1	DRILLING IN 2010

Based on the target generation and the results of the geochemical sampling and geochemical surveys, two drillholes WB001 and WB002 were initially drilled between July and October 2010 on the farm Disseldorp 369LR. A total of 1,934.77m was drilled for the first two drillholes in 2010.

10.2	DRILLING IN 2011 TO 2014

Drilling resumed in 2011 with a third drillhole WB003 was drilled on the farm Ketting 368LR. The geological information revealed by this drillhole lead to the extension of the drilling campaign such that in 2012, drilling with up to 10 diamond drill rigs was undertaken.

A total of 130,342m of core had been drilled by September 2013, the cut-off date of the mineral resource estimate. NQ core size (47.6mm) was drilled. The results of 112 drillholes were available for the mineral resource estimate. A basic 250m x 250m grid drilled grid was used to place the drillholes where possible.

Drilling in some areas proved to be difficult due to bad ground formations particularly in the Waterberg sediments and so some drillholes had to be re-drilled a few metres away or totally abandoned or moved. An example of such a drillhole is WB007 which had high water pressure to the extent that the drilling rods were being pushed out of the hole. This drillhole is located outside the current mineral resource area.

Diamond drilling commenced towards the north-east in October 2013 upon the official granting of the prospecting right for the Waterberg Extension Project. The initial drillhole locations were chosen to test the interpreted northeast strike continuation of the Bushveld Complex edge and mineralised layers defined on the adjacent Waterberg Project with step outs of 1 to 2km. Six diamond drill machines were mobilized. Eight of the nine initial drillholes intersected Bushveld Complex stratigraphy.

The 12 June 2014 resource estimate dataset consisted of 151 drillholes, 222 deflections and 163,384 meters.

10.3	EXPLORATION DRILLING STATUS 21 JULY 2015

The initial database for this mineral resource estimate was received on 22 April 2015. The raw database consists of 231 drillholes with 373 deflections totalling 248,748 meters. The southern JV area contains 182 holes and 303 deflections and the northern Extension area contains 49 drillholes with 70 deflections. (Figure 23 and Figure 24 )

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Figure 23: Location of Drillholes on the Waterberg Project including the JV and the Extension Areas

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Figure 24: Location of the Northern Drillholes of the Waterberg Extension Area

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10.4	DRILLING QUALITY

CJM has examined randomly selected drillhole cores. The core recovery and core quality meet or exceed industry standards.

10.5	DIAMOND CORE SAMPLING

Sample selection was undertaken by qualified geologists based on a minimum sample length of approximately 25cm – 50cm. Not all drillhole core was sampled, but all core with visually identifiable sulphide mineralisation was analysed, and low grade to waste portions straddling these layers have also been sampled. A maximum sample length of 1m was applied where appropriate. The true width of the shallow dipping (30° to 35°) mineralised zones that were sampled are approximately 82% to 87% of the reported interval from the vertical drillhole.

The sampled core is split using an electric powered circular diamond blade saw.

10.6	SAMPLE RECOVERY

Core recoveries, RQD (Rock Quality Designation) and a note of core quality, are recorded continuously for each drillhole. Minimum core recovery accepted was 95% measured over a 6m run. This was achieved for all drillholes.

10.7	SAMPLE QUALITY

CJM has examined selected drillholes and has assessed the quality of sampling to meet or exceed industry standards.

10.8	INTERPRETATION OF RESULTS

The results of the drilling and the general geological interpretation are digitally captured in SABLE and a GIS software package named ARCVIEW. The drillhole locations, together with the geology and assay results, are plotted on plan. Regularly spaced sections are drawn to assist with correlation and understanding of the geology. This information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the drillhole information.

10.9	CJM: TECHNICAL REVIEW

Suitable drilling was undertaken with appropriate standards in place to ensure that the data is suitable for use in geological modelling and mineral resource estimation on the Waterberg Project. Further exploration drilling is ongoing.

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11	SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1	SAMPLE PREPARATION AND QUALITY CONTROL PRIOR TO DISPATCH

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis PTM personnel and transported to the exploration office. Before the core is taken off the drilling site, the depths are checked and entered on a daily drilling report, which is then signed off by PTM. The core yard manager is responsible for checking all drilled core pieces and recording the following information:-

•	Drillers’ depth markers (discrepancies were recorded);
•	Fitment and marking of core pieces;
•	Core losses and core gains;
•	Grinding of core;
•	One-metre-interval markings on core for sample referencing; and
•	Re-checking of depth markings for accuracy.

Core logging is done by hand on a PTM pro-forma sheet by qualified geologists under supervision of the project geologist, who is responsible for timely delivery of the samples to the relevant laboratory. The supervising and project geologists ensure that samples are transported by PTM contractors.

When samples are prepared for shipment to the analytical facility, the following steps are followed:-

•	Samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples were out of order or missing.
•	The sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form.
•

The samples are placed according to sequence into large plastic bags (the numbers of the samples were enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment).

•

The chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage. The project geologist keeps copies of the analytical request form and the chain-of-custody form on site.

•

Once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area. The method by which the sample shipment bags were secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment.

11.1.1	SECURITY

Samples are not removed from secured storage location without completion of a chain-of-custody document; this forms part of a continuous tracking system for the movement of the samples and persons responsible for their security. Ultimate responsibility for the secure and timely delivery of the samples to the chosen analytical facility rests with the project geologist and samples are not transported in any manner without the project geologist’s permission.

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During the process of transportation between the Project site and analytical facility, the samples are inspected and signed for by each individual or company handling them. It is the mandate of both the supervising and project geologist to ensure secure transportation of the samples to the analytical facility. The original chain-of-custody document always accompanies the samples to their final destination.

The supervising geologist ensures that the analytical facility is aware of the PTM standards and requirements. It is the responsibility of the analytical facility to inspect for evidence of possible contamination of, or tampering with, the shipment received from PTM. A photocopy of the chain-of-custody document, signed and dated by an official of the analytical facility, is faxed to PTM’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is returned to PTM along with the signed analytical certificate/s.

The analytical facility’s instructions are that if they suspect the sample shipment was tampered with, they will immediately contact the supervising geologist, who will arrange for someone in the employment of PTM to examine the sample shipment and confirm its integrity prior to the start of the analytical process.

If, upon inspection, the supervising geologist has any concerns whatsoever that the sample shipment may were tampered with or otherwise compromised, the responsible geologist will immediately notify the PTM management in writing and will decide, with the input of management, how to proceed. In most cases analyses may still be completed, although the data must be treated, until proven otherwise, as suspect and unsuitable as a basis for a news release until additional sampling, quality control checks and examination prove their validity.

Should there be evidence or suspicions of tampering or contamination of the sampling, PTM will immediately undertake a security review of the entire operating procedure. The investigation will be conducted by an independent third party, whose report is to be delivered directly and solely to the directors of PTM, for their consideration and drafting of an action plan. All in-country exploration activities will be suspended until this review is complete and the findings were conveyed to the directors of the company and acted upon.

The QP of this report is satisfied with the level of security and procedures in place to ensure sample integrity.

11.2	SAMPLE PREPARATION AND ANALYTICAL PROCEDURES EMPLOYED BY THE LABORATORY

The laboratories that have been used to date are Set Point Laboratories (South Africa) as the primary laboratory and Genalysis (Perth, Western Australia) for referee samples.

Set Point Laboratories is accredited by the South African National Accreditation System (SANAS),

The National Association of Testing Authorities Australia has accredited Genalysis Laboratory Services Pty Ltd, following demonstration of its technical competence, to operate in accordance with ISO/IEC 17025, which includes the management requirements of ISO 9001: 2000.

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Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm, the samples are then split using a riffle splitter. The samples are then milled for 5 minutes to achieve a fineness of 90% less than 106μm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analysed for Pt (g/t), Pd (g/t) and Au (g/t) by standard 25g lead fire-assay using silver as requested by a co-collector to facilitate easier handling of prills as well as to minimise losses during the cupellation process. The resulting prills are dissolved with aqua-regia for ICP analysis.

After pre-concentration by fire assay and microwave dissolution, the resulting solutions are analysed for Au and PGM’s by the technique of ICP-OES (inductively coupled plasma–optical emission spectrometry).

The base metals (copper, nickel, cobalt and chromium) are analysed using ICP-OES (Inductively Coupled Plasma – Optical Emission Spectrometry) after a multi- acid digestion. This technique results in “almost” total digestion.

11.3	QUALITY ASSURANCE AND QUALITY CONTROL RESULTS

PTM has a well-established and functional quality assurance or quality control (QA/QC) procedure. PTM are the custodians of the QAQC results. Over the history of the Project CJM Consulting has reviewed the findings of QAQC results for the purposes of establishing validity of the data for inclusion into the Mineral Resource estimation, with particular focus on the results since the last Resource Statement. To this end data from Set Point and Genalysis was examined.

PTM has well established QAQC protocols. The following summarises the PTM protocols for quality control during sampling:-

•	The project geologist oversees the sampling process.
•	The core yard manager oversees the core quality control.
•	The exploration geologists and the sample technician are responsible for the actual sampling process.
•	The project geologist oversees the chain of custody.
•	The internal QP verifies both processes and receives the laboratory data.
•	The database manager merges the data into the database and produce the SABLE sampling log with assay values.
•	Together with the project geologist, the resource geologist determines the initial mining cut.
•	An external auditor verifies the sampling process and signs off on the mining cut.
•	A second external database auditor verifies the SABLE database and highlights QA/QC failures.

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•	QAQC graphs (standards, blanks and duplicates) and anomalies and failures are reported to the internal QP,
•	Routine QA/QC analysis is done by the database manager on the receipt of each batch.
•	If required, the database manager requests re-assay based on failures or anomalies identified.
•	Referee samples are sent to Genalysis to verify the validity of data received from Set Point. For Referee samples are randomly selected from all samples with PGM > 1g/t.

Additional PTM QA/QC procedures include examination of all core trays for correct number sequencing and labelling. Furthermore, the printed SABLE sampling logs (including all reef intersections per drillhole) are compared with the actual remaining drillhole core left in the core boxes. The following checklist forms the standard PTM checklist for verification:

•	Sampling procedure sample length between 0,25 to 1.2m;
•	Quality of core (core-loss) recorded;
•	Correct packing and orientation of core pieces;
•	Correct core sample numbering procedure;
•	Corresponding numbering procedure in sampling booklet;
•	Corresponding numbering procedure on printed SABLE log sheet;
•	Comparing SABLE log sheet with actual core markings;
•	Corresponding chain-of-custody forms completed correctly and signed off;
•	Corresponding sampling information in hardcopy drillhole files and safe storage;
•	Assay certificates filed in drillhole files;
•	Electronic data from laboratory checked with signed assay certificate;
•	Sign off each reef intersection (reef contacts and mining cut);
•	Sign off completed drillhole file; and
•	Sign off on inclusion of mining cut into Mineral Resource database.

As part of the sampling protocol, PTM regularly inserts QC samples (i.e. standards and blanks) into the sample stream. It should be noted that PTM do not include field duplicates into the samples stream, and the analytical laboratory was asked to regularly assay split coarse reject and pulp samples as duplicates to monitor analytical precision.

11.4	ANALYTICAL QUALITY ASSURANCE AND QUALITY CONTROL DATA

11.4.1	STANDARDS (CERTIFIED REFERENCE MATERIALS)

Analytical standards/Certified Reference Materials (CRM’s) were used to assess the accuracy and possible bias of assay values for Pt and Pd. Rh and Au were monitored where data for the standards were available, but standards were not failed on Rh and Au alone. Quality control data for the Waterberg Project is managed by PTM using SABLE Data Works software.

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A selection of standards including some made from BIC mineralisation is used in all sample submissions. The Standards currently in use are tabled in Table 8. The standards are stored in sealed containers and considerable care is taken to ensure that they are not contaminated in any manner (e.g. through storage in a dusty environment, being placed in a less than pristine sample bag or being in any way contaminated in the core saw process).

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Table 8: Current Standards in use
STD_REF	PT_EV	PT_3S	PT_3ST	PD_	PD_3STD	PD_3STD_	AU_E	AU_3ST	AU_3STD	CU_	CU_3STD	CU_3STD_	NI_EV	NI_3S	NI_3STD_
_ID		TD_MI	D_MAX	EV	_MIN	MAX	V	D_MIN	_MAX	EV	_MIN	MAX		TD_MI	MAX
		N												N

AMIS0002	0.82	0.652	0.988	0.89	0.743	1.037	0.155	0.131	0.179	1310	1130	1490	1970	1745	2195
AMIS0110							2.3	2.03	2.57
AMIS0124	0.84	0.735	0.945	0.87	0.78	0.96	0.16	0.13	0.19	1324	1165	1483	1917	1713	2121
AMIS0148	1.64	1.49	1.79	1.13	1.01	1.25	0.84	0.78	0.9	541	458.5	623.5	900	784.5	1015.5
AMIS0170	0.72	0.63	0.81	0.81	0.75	0.87	0.09	0.075	0.105	709	641.5	776.5	1071	940.5	1201.5
AMIS0208							1.38	1.23	1.53
AMIS0277	1.34	1.25	1.43	1.47	1.29	1.65	0.2	0.17	0.23	1318	1231	1405	2305	1943.5	2666.5
AMIS0278	1.7	1.55	1.85	2.12	1.91	2.33	0.26	0.23	0.29	1294	1174	1414	2026	1672	2380
AMIS0302							4.47	3.96	4.98
AMIS0325	2.06	1.79	2.33	2.25	1.98	2.52	0.3	0.24	0.36	2426	2159	2693	4091	3666.5	4515.5
AMIS0326	1.05	0.93	1.17	1.25	1.13	1.37	0.17	0.14	0.2	1403	1269.5	1536.5	2446	2297.5	2594.5
AMIS0395	0.51	0.45	0.57	0.62	0.53	0.71	0.095	0.074	0.116	847	781	913	1606	1364.5	1847.5
AMIS0396	0.75	0.66	0.84	0.93	0.84	1.02	0.105	0.081	0.129	969	888	1050	1840	1604.5	2075.5
AMIS0442	2.11	1.915	2.305	2.66	2.42	2.9	0.33	0.285	0.375	1029	961.5	1096.5	1996	1879	2113

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Tolerance limits are set at three standard deviations from the certified mean value of the reference material:

•	If two consecutive standards (CRM) in a batch are outside two standard deviations, the batch will be submitted for re-assay from the CRM prior to the failed CRM till the CRM after the second failed CRM.
•	If a single CRM is outside of three standard deviations, the samples will be re-assayed including those samples from the CRM prior to the failed CRM till the next CRM thereafter.

A failed standard is considered cause for re-assay if it falls within a determined economic mining cut for either T or F zone. Analysis of any fails is conducted and the appropriate action is undertaken. In general the compliance with the certified values is good; however there is some evidence of sample swapping, although this is minimal. This may be reduced or eradicated by a change in laboratory procedure regarding sample labelling and tray labelling.

11.4.2	BLANKS

The insertion of blanks provides an important check on the laboratory practices, especially potential contamination or sample sequence miss-ordering. Blanks consist of a selection of Transvaal Quartzite and or Pool sand pieces (devoid of platinum, palladium, copper and nickel mineralisation) of a mass similar to that of a normal core sample. The blank being used is always noted to track its behaviour and trace metal content. The plotted graphs have a warning limit, which is equal to five times the blank background. These graphs and calculations are available on request in digital format.

In general the failure rate is deemed not to have a material effect on the data, with more than 90% of the assays falling within acceptable limits.

11.4.3	FIELD DUPLICATES

The purpose of having field duplicates is to provide a check on possible sample over-selection. The field duplicate contains all levels of error – core or reverse-circulation cutting splitting, sample size reduction in the preparation laboratory, sub-sampling at the pulp and analytical error. Field coarse duplicates were, however, not used on this project due to the assemblage of the core. Because of this problem, the laboratory was asked to regularly assay coarse reject samples as a duplicate sample to monitor analytical precision. The duplicate results graphs and calculations are available on request in digital format. The original analysis vs. the duplicate analysis showed minimal irregular values. This indicates minimal sample swapping.

In addition to the Coarse Laboratory duplicates, field pulp duplicates are selected at random, allocated a new sample number and re-submitted with a new sample number in a new batch to Set point. These show good correlation with the original samples with between 80% and 95% of the data falling within acceptable limits.

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11.4.4	ASSAY VALIDATION

Although samples are assayed with reference materials, an assay validation programme should typically be conducted to ensure that assays are repeatable within statistical limits for the styles of mineralisation being investigated. It should be noted that validation is different from verification; the latter implies 100% repeatability. The assay validation programme should entail:-

•	a re-assay programme conducted on standards that failed the tolerance limits set at two and three standard deviations from the Round Robin mean value of the reference material;
•	ongoing blind pulp duplicate assays; and
•	check assays conducted at an independent assaying facility

11.4.5	RE-ASSAY

These samples are laboratory coarse duplicates. They are re-assayed on a random basis if there is bad correlation between the original assay and the routine laboratory duplicate. In general re-assayed samples show good correlation with the original sample with greater than 90% of the data falling within acceptable limits.

11.4.6	LABORATORY DUPLICATES

The laboratory (Set Point) regularly assays pulp duplicates with each batch of data. 1 in every 20 samples is randomly selected for both a coarse reject split and a pulp split. The original analysis vs. the duplicates analysis showed minimal irregular values. This indicates minimal sample miss-ordering or nugget effect.

11.4.7	CHECK ASSAYS

At this time the external umpire laboratory used to conduct check assays is Genalysis. Generally batches are sent to Genalysis on a bi-annual basis. The majority of the samples are selected at random from within samples batches known to cover the economic intersections within drillholes. Umpire results confirm the satisfactory performance of the primary laboratory on the primary samples.

11.5	ADEQUACY OF SAMPLE PREPARATION, SECURITY AND ANALYTICAL PROCEDURES

The QA/QC practice of PTM is a process beginning with the actual placement of the drillhole position (on the grid) and continuing through to the decision for the 3D economic intersection to be included in (passed into) the database. The values are also confirmed, as well as the correctness of correlation of reef/mining cut so that populations used in the geostatistical modelling are not mixed; this makes for a high degree of reliability in estimates of Mineral Resources/Mineral Reserves. In the opinion of CJM Consulting, the QAQC procedures as well as the sample preparation and security procedures are adequate to allow the data to be used with confidence in the Resource Estimation.

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12	DATA VERIFICATION

12.1	VERIFICATION OF DATA BY QP

Data verification was conducted by CJM Consulting as part of the Mineral Resource estimation for the Waterberg Project as detailed below:-

With regard to missing specific gravity (SG) values, the average was generated for each individual lithological type, and the missing SG values inserted according to the lithological unit.

12.2	NATURE OF THE LIMITATIONS OF DATA VERIFICATION PROCESS

As with all information, inherent bias and inaccuracies can and may be present. Given the verification process that was carried out, however, should there be a bias or inconsistency in the data, the error would be of no material consequence in the interpretation of the model or evaluation.

The data is checked for errors and inconsistencies at each step of handling. The data is also rechecked at the stage where it is entered into the deposit-modelling software. In addition to ongoing data checks by project staff, the senior management and directors of PTM have completed spot audits of the data and processing procedures. Audits have also been carried out on the recording of drillhole information, the assay interpretation and final compilation of the information.

The individuals in PTM’s senior management and certain directors of the company, who completed the tests and designed the processes, are non-independent mining or geological experts.

The QP’s opinion is that the data is adequate for use in Resource Estimation.

12.3	POSSIBLE REASONS FOR NOT HAVING COMPLETED A DATA VERIFICATION PROCESS

All PTM data was verified before being statistically processed.

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13	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	2015 TEST WORK

Test work was conducted at both Mintek and SGS laboratories and included determination of ore Hardness and Comminution characteristics, Mineralogy, Variability and Flotation Kinetics. In addition Paterson and Cooke have completed a Tailings Rheology test work campaign.

No deleterious materials were found in the mineralization. 2015 test work indicates that recoveries at 79% and a concentrate grade of 100g/t are achievable for the F zone.

A concentrate Specification Sheet is available for smelter off-take agreement discussions and it is planned that the project advances to this stage in the Pre-feasibility stage.

Metallurgical test work at Mintek is on-going and completion is expected towards the end of October 2015 with the completion of the locked cycle tests. These tests will produce some final concentrate samples for display and evaluation.

13.2	2013-2014 TEST WORK

Mineralogical characterisation was undertaken on samples from the F Zone and T2 Layer by SGS in Johannesburg. Scoping test work indicated that both samples are fairly soft and mill easily. Feed characterization showed that the T2 Layer sample has a greater Pt, Pd, Au, Ni and Cu content than the F Zone sample. Quantitative mineralogy was carried out on composites to ascertain the mineral speciation, particle size and mode of occurrence (association, degree of liberation and exposure). Based on the mineralogical properties, the T2 Layer sample has better beneficiation properties than the F Zone sample, since there is a greater degree of liberation and particle size.

Flotation test work on both samples confirmed the mineralogical observations. The T2 Layer sample has a better rate of flotation and maximum recovery for the economic metals. However, the T2 - Layer sample contains clayish minerals and floatable gangue, indicating a good plant operating requirement

Based on the scoping test work, the estimated recovery for the precious metals are:

•	2PGE (Pt, Pd)+Au: 88% (T2 - Layer) and 83% (F Zone)
•	Total Cu: 87% (T2 - Layer) and 74% (F Zone)
•	Total Ni: 83% (T2 - Layer) and 59% (F Zone)

Two samples of F Zone and the T2 - Layer material were delivered to SGS for flotation and mineralogical characterisation. The flotation test work was carried out at scoping level. The mineralogical test work consisted of petrographic and quantitative microscope analysis (QEMSCAN). The analysis included petrography examination of the cores, and quantitative analysis of sample material milled to a grind of P80 75 µm. A detailed analysis was carried out on each sample for Ni, Cu, Co, Zn, Pb, Fe, Cr and Mn plus Al2O3, SiO2, Fe2O3, MgO, MnO, CaO, K2O, Na2O, TiO2, P2O5, V2O5, Cr2O3. F Zone material feed assay was 3.24g/t 2PGE+Au and T2 - Layer 7.22g/t 2PGE+Au.

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After milling to a grind of P80 75 µm, a single rougher-cleaner flotation test was carried out on each sample to determine the recovery and upgrading of PGMs, total Ni and total Cu.

While the T2 - Layer flotation response is good at 88% recovery, the best recovery on F Zone material achieved in the test work was 83%

Further test work supplied to Worley Parson’s was reported in the Preliminary Economic Assessment dated February 14, 2014. This further work determined that concentrate grades of greater than 100 g/t could be achieved from the material tested from the T and F Zones without significant reductions in recoveries.

Further test work was recommended to be carried out to establish optimum operating conditions including the likely grade and recovery of F Zone material. This work was conducted in 2015.

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14	MINERAL RESOURCE ESTIMATES

New estimates were completed for the mineral resources of the F Zone on both the Joint Venture and Extension Projects. These projects are part of one proposed ownership structure.

The data that formed the basis for the mineral resource estimate was an exploration database that contained the details of geological logging and assay values derived from a surface drilling programme. For this exercise the provided delineated T and F zone wireframes were used as a basis for estimation. No checks were done to validate the delineation and it was accepted as is. Three primary mineralised layers were identified in the T Zone.

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Table 9: Summary of Mineral Resources effective 20 July 2015 on 100% Project Basis
T Zone 2.5 g/t Cut-off
Ratio
Resource	Cut-off		Grade							Metal
Category		Tonnage
	2PGE+Au		Pt	Pd	Au	2PGE+Au	Cu	Ni	Pt:Pd:Au	2PGE+Au
	g/t	Mt	g/t	g/t	g/t	g/t	%	%	%	kg	Moz
Indicated	2.5	16.53	1.28	2.12	0.85	4.25	0.16	0.09	30:50:20	70253	2.26
Inferred	2.5	33.56	1.25	2.09	0.83	4.17	0.13	0.08	30:50:20	139945	4.50
F Zone 2.5 g/t Cut-off
Ratio
Resource	Cut-off		Grade							Metal
Category		Tonnage
	2PGE+Au		Pt	Pd	Au	2PGE+Au	Cu	Ni	Pt:Pd:Au	2PGE+Au
	g/t	Mt	g/t	g/t	g/t	g/t	%	%	%	kg	Moz
Indicated	2.5	104.47	0.93	2.00	0.15	3.08	0.06	0.16	30:65:5	321768	10.35
Inferred	2.5	212.75	0.93	2.01	0.15	3.09	0.07	0.17	30:65:5	657398	21.14
T Zone 2.0 g/t Cut-off
Ratio
Resource	Cut-off		Grade							Metal
Category		Tonnage
	2PGE+Au		Pt	Pd	Au	2PGE+Au	Cu	Ni	Pt:Pd:Au	2PGE+Au
	g/t	Mt	g/t	g/t	g/t	g/t	%	%	%	Kg	Moz
Indicated	2.0	18.97	1.20	2.00	0.79	3.99	0.16	0.09	30:50:20	75 690	2.43

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Inferred	2.0	34.99	1.23	2.04	0.82	4.09	0.13	0.08	30:50:20	143 109	4.60
F Zone 2.0 g/t Cut-off
									Ratio
Resource	Cut-off		Grade							Metal
Category		Tonnage
	2PGE+Au		Pt	Pd	Au	2PGE+Au	Cu	Ni	Pt:Pd:Au	2PGE+Au
	g/t	Mt	g/t	g/t	g/t	g/t	%	%	%	kg	Moz
Indicated	2.0	192.94	0.81	1.76	0.13	2.70	0.06	0.16	30:65:5	520,938	16.75
Inferred	2.0	440.13	0.79	1.72	0.13	2.64	0.07	0.17	30:65:5	1,161,943	37.36

2PGE+Au = Platinum Group Elements (Pd+Pt) and Au. The cut-offs for Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors. The Mineral Resources stated above are shown on a 100% basis, that is, for the Waterberg Project as a whole entity. Conversion Factor used – kg to oz = 32.15076. Numbers may not add due to rounding. Resources do not have demonstrated economic viability.

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Based on the available data a mineral resource estimate was undertaken. Prior to declaration of the mineral resource, CJM took into consideration the prospect that the project “has a reasonable prospect for eventual economic extraction” as required by the SAMREC and CIM Codes.

1. The Mineral Resources are classified in accordance with the SAMREC standards. There are certain differences with the "CIM Standards on Mineral Resources and Reserves"; however, in this case the QP believes the differences are not material and the standards may be considered the same. Mineral Resources do not have demonstrated economic viability and Inferred resources have a high degree of uncertainty. Mineral Resources may never be upgraded or converted to reserves.

2. The Mineral Resources and are provided on a 100% project basis and Inferred and Indicated categories are separate and the estimates have an effective date of July 20th 2015.

3. A cut-off grade of 2.5g/t 3E for both the T and the F Zones is applied to the selected base case Mineral Resources. Previously a 2g/t 4E cut-off was applied to the resources. For comparison with the previous resources a 2g/t cut-off on the updated resource model is presented above.

4. Cut off for the T and the F Zones considered costs, smelter discounts, concentrator recoveries from previous engineering work completed on the property by the Company. The Resource model was cut-off at an arbitrary depth of 1250m, although intercepts of the deposit do occur below this depth.

5. Mineral Resources were completed by Charles Muller of CJM Consulting.

6. Mineral Resources were estimated using Kriging methods for grade estimation of geological domains created in Datamine from 220 original holes and 270 deflections. A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process.

7. The estimation of Mineral Resources has taken into account environmental, permitting and legal, title, taxation, socio-economic, marketing and political factors.

8. The Mineral Resources may be materially affected by metals prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company's Annual Information Form.

The data that formed the basis of the estimate are the drillholes drilled by PTM which consist of geological logs, the drillhole collars, the downhole surveys and the assay data. The area where each layer was present was delineated after examination of the intersections in the various drillholes.

There is no guarantee that all or any part of the Mineral Resource will be converted to a Mineral Reserve.

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14.1	KEY ASSUMPTIONS AND PARAMETERS

Generation of the Waterberg Resource was conducted using the following steps:

•	Coding of the drillholes to reflect the main mineralised zones,
•	Statistical analysis to provide a basis for data verification and to establish specific information on population distributions and checks for anomalous values,
•	Variogram modelling for the grade values,
•	Kriging,
•	Environmental, permitting and legal, title, taxation, socio-economic, marketing and political factors have been taken into account. The Mineral Resources may be materially affected by metals prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company's Annual Information Form.
•	Cut-off grades of 2.0g/t and 2.5g/t (2PGE+Au) were considered.
•	A depth cut-off of 1250m was implemented based on a preliminary economic assessment.

14.1.1	DATA USED

Data used in this estimated comprised 220 original drillholes with 270 deflections. The total dataset comprised 231 original drillholes and 374 deflections. Of these 89 intersections occurred in the T zone ranging from approximately 140m to 1380m in depth below surface. A total of 365 intersections in the F zone were used ranging from approximately 200m to 1500m in depth.

The drillhole file received by CJM Consulting from the Client underwent several main steps before Mineral Resource estimation could be carried out, including:

•	Reef coding,
•	Compositing with SG weighting,
•	Determination of reef cuts,

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Figure 25: Area Underlain by the T- Zone and F Zone
T Zone

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Figure 25: Area Underlain by the T- Zone and F Zone
F Zone

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14.1.2	REEF CODING METHODOLOGY

As the mineralisation is not continuous throughout each of the delineated F and T Zones and the portions that are mineralised can vary from top to bottom over various distances it was necessary to delineate a mineralised envelope within each zone. In this way poorly mineralised or un-mineralised portions were separated from well mineralised portions. An Indicator Kriging approach was used to estimate the mineralised envelope within each zone. This procedure prevents smearing of high grades into areas which are not actually mineralised.

Figure 26 shows the discontinuous nature of the mineralisation. The distribution shown in Figure 27 shows if all data is included for a particular F Zone, the grades are much lower than in reality and are smeared across the lower ranges.

Figure 26: Discontinuous mineralisation in FH5

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Figure 27:Skewed histogram incorporating low grade data

A 1g/t cut-off grade was selected as representative of the mineralised envelope within each specific F and T Zones. Up to 2m of waste was included where it could not be separated from the mineralised envelope.

Thereafter, the data was rotated on a horizontal plane in order to improve the sample selection within the defined search ellipses.

Indicator Kriging was then used to delineate mineralized zones within each F and T Zones. The indicators were estimated in the horizontal plane to produce a probability model. An appropriate probability level was then selected to define the mineralized envelope for final estimation.

The Ordinary Kriged estimate was carried out on a regularised cell size of 50mx50mx1m.

14.1.3	DENSITY

The density data for the majority of the pulps was measured by gas pycnometer. Routinely samples are subjected to bulk density determinations by the Archimedes immersion method on site at the core yard. There are cases where density was not measured. As a result there are some gaps in the data. The gaps were assigned values according to their lithology and an analysis to determine average values for each lithological unit. It is noted that the pycnometer methodology is not considered appropriate for the determination of bulk density.

The existing data was used and applied to lithologies where no data existed based on the logged lithology.

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14.2	COMPOSITING

The drillhole intersections for both the F and T Zone intersections were composited for 2PGE+Au, Pt, Pd, Au, Cu and Ni on a 1m interval. The compositing utilised the weighting of density.

14.3	DESCRIPTIVE STATISTICS: COMPOSITES

Detailed descriptive statistical analysis was completed based on the total composite data for the mineralised layers.

Table 10: Descriptive Statistics for the F Zone, T1, T2, T2HW and Waste
Parameter	Reef	Number of Records	Total No of Samples	Min g/t	Max g/t	Ave g/t	Var g/t	Std dev	CoV
PG2E_AU	FH	11,092	11,090	0.03	79.16	2.35	4.99	2.23	0.95
PG2E_AU	T1	162	162	0.12	15.41	2.90	5.80	2.41	0.83
PG2E_AU	T2	425	425	0.05	22.65	4.14	15.47	3.93	0.95
PG2E_AU	T2HW	147	147	0.08	13.43	3.37	8.89	2.98	0.89
PG2E_AU	Waste	13,319	12,591	0.03	0.99	0.27	0.05	0.23	0.84

The histograms (Figure 29) for all of the F and T Zones show strong positively skew distributions. Care should be taken to apply any linear relationship to these distributions such as a straight average, inverse square distance for estimation etc.

Figure 28: Histograms

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14.4	OUTLIER ANALYSIS

Statistical Analysis showed that no capping or top-cutting of the data was required.

14.5	MINERAL RESOURCE MODELLING

14.5.1	MODELLING METHODOLOGY

Modelling was carried out using Datamine StudioTM and Minesoft’s geostatistical package ‘RES’.

Pt(g/t), Pd(g/t), Au(g/t), PGE(g/t), and SG(t/m³) were estimated using Ordinary Kriging techniques. Detailed checks were carried out to validate kriging outputs, including input data, Kriged estimates and kriging efficiency checks.

14.5.2	VARIOGRAPHY

Variograms are a useful tool for investigating the spatial relationships of samples. Variograms for PGE2+Au (3E Grade) was modelled during the estimation process. All variograms are omni-directional spherical semi-variograms.

Figure 29: Variograms
F-Zone

T2

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14.6	GRADE ESTIMATION

14.6.1	MODELLING METHODOLOGY

The following applies to the Mineral Resource area and was undertaken using Minesoft (Pty) Ltd.’s ‘RES’ geostatistical program. The following parameters were used in the kriging process for both Project Areas:

•	50m x 50m x 1m block size,
•	3D estimation was conducted
•	Search ellipses aligned with the variogram ranges. Search ranges between 200m and 400m.

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•	Minimum number of Samples-12
•	Maximum number of samples-30
•	Interpolation methods – Ordinary Kriging,

The following explains the terminology of certain of the parameters that were used in the kriging process:

•

Search range – As range of variogram decreases to approach zero (pure nugget), the required neighbourhood configuration for good estimation will become progressively larger, and vice versa. A limited search range will result in a block estimate that is progressively uncorrelated to the true grade as the variogram range tends to zero. Using the variogram range or slightly larger than variogram range allows the search volume to have a long range relative to the block dimensions, thereby accessing samples particularly in areas of data scarcity.

•

Discretization – Used to divide the block area into many points to allow improved block estimates from point data. The block is divided into many points and then individual point estimates are averaged to get an average over the block. Spatial locality of point data relative to the block to be estimated is hence entertained.

•

Parent cell estimation – When the block model is created, sub-celling of the parent cells is used to allow for an improved representation of the volume. The grade of the parent cell is estimated and that value is assigned to all the (sub) cells inside the parent.

•

Negative kriging weights – at the edges of the ore body / domains, the kriging weights will be small, even negative. The distance required to search before negative weights are encountered progressively increases as the nugget increases. In general, negative weights are not problematic in an estimation model if the number of negative weights is a small proportion, typically less than 5%. Re-setting the negative weights to zero allows conditional bias to be incorporated in the estimation exercise.

14.7	CLASSIFICATION

CJM considers that within the T and F Zones there are areas that can be classified as Inferred Mineral Resources and others classified as Indicated. The primary criterion differentiating these areas is the spacing of drillhole data. Infill drilling has increased the confidence in the structure and the perceived continuity of the layering of mineralisation within each Zone. The data is of sufficient quality and the geological understanding and interpretation are considered appropriate for this level of mineral resource classification. The resource was classified according to the criteria below:

•	Sampling – QA and QC

o	Measured: high confidence, no problem areas,
o	Indicated: high confidence, some problem areas with low risk,
o	Inferred: some aspects might be of medium to high risk.

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•	Geological Confidence
	o	Measured: high confidence in the understanding of geological relationships, continuity of geological trends and sufficient data,
	o	Indicated: good understanding of geological relationships,
	o	Inferred: geological continuity not established.
•	Number of Samples Used to Estimate a Specific Block
	o	Measured: at least eight drillholes within semi-variogram range and minimum of twenty 1m composited samples,
	o	Indicated: at least four drillholes within semi-variogram range and a minimum of twelve 1m composite samples,
	o	Inferred: less than three drillholes within the semi-variogram range.
•	Distance to Sample (Semi-variogram Range)
	o	Measured: at least within 60% of semi-variogram range,
	o	Indicated: within semi-variogram range,
	o	Inferred: further than semi-variogram range.
•	Lower Confidence Limit (Blocks)
	o	Measured: < 20% from mean (80% confidence),
	o	Indicated: 20% – 40% from mean (60% – 80% confidence),
	o	Inferred: more than 40% (less than 60% confidence).
•	Kriging Efficiency
	o	Measured: > 60%,
	o	Indicated: 20 – 60%,
	o	Inferred: < 20%.
•	Deviation from Lower 90% Confidence Limit (Data Distribution within Resource Area
Considered for Classification)
	o	Measured: < 10% deviation from the mean –,
	o	Indicated: 10 – 20% deviation from the mean –,
	o	Inferred: > 20% deviation from the mean –.

The classification of the mineral resource estimate was underlain in accordance with requirements and guidelines of The South African Code for the Reporting of Exploration Results, Mineral Resources And Mineral Reserves (The SAMREC Code) (2007 Edition as amended July 2009). The reconciliation of the SAMREC Code classification with the CIM Standards (2014) indicates that the criteria for classification and the classes of mineral resource are compatible. The CIM 2014 standard adds a condition that further exploration could reasonably be expected to upgrade the Inferred Mineral Resource to Indicated Mineral Resource. The Mineral Resource reported here meets the requirements of the current CIM standard.

It should be noted that an Inferred Mineral Resource has a degree of uncertainty attached. No assumption can be made that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

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14.8	MINERAL RESOURCE REPORTING

Metal contents and block tonnages were accumulated and formed the basis for reporting the resource estimate. The results are presented in Table 9: .

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

There is no guarantee that all or any part of the Mineral Resource will be converted to a Mineral Reserve.

The independent Qualified Person responsible for the mineral resource estimate in this report is Charles Muller. Mr Muller is a geologist with some 30 years’ experience in mine and exploration geology, resource and reserve estimation and project management in the minerals industry (especially platinum and gold). He is a practising geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.) and is independent of Platinum Group Metals Ltd as that term is defined in Section 1.5 of the Instrument.

Only Mineral Resources have been estimated for this report. All Mineral Resources have been classified as Indicated and Inferred Mineral Resources, according to the definitions of the SAMREC code and NI 43-101.

Inferred Mineral Resources have been classified. However, no addition of the Inferred Mineral Resources to other Mineral Resource categories has taken place.

14.9	METAL EQUIVALENTS

4E estimates of platinum, palladium, gold and rhodium are commonly used in SAMREC Resource estimates. The metal split is shown in this report.

14.10	EFFECT OF MODIFYING FACTORS

Modifying factors such as taxation, socio-economic, marketing or political factors have been taken into account as disclosed in this report at a Resource assessment level. No environmental, permitting, legal or title factors that are not disclosed will affect the estimated Mineral Resource.

These factors are considered in greater detail at a Reserve consideration level.

The Resources may never be classified as Reserves or be upgraded.

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15	ADJACENT PROPERTIES

Numerous mineral deposits were outlined along the Northern Limb of the Bushveld Complex. The T Zone on the Waterberg Project is in a different position in the Northern Limb geology as reported for the other deposits and the T Zone have distinctively different metal ratios with elevated gold values compared to the reported other deposit grades. The F Zone has some similarities to the other Northern Limb deposits in metal prill splits, however there may be distinct differences in the geological units containing the mineralisation.

15.1	THE PAN PALLADIUM/IMPALA PLATINUM JV

The Pan Palladium/Impala Platinum JV on the most northern farm on Platreef outcrop has reported resources of 50Mt at 1.19g/t (2PGE+Au), 0.07% Ni, 0.21% Cu (Pan Palladium Annual Report, 2003). The qualified person for this report, was unable to verify the information on which it is based. It is noted that this estimate is not necessarily indicative of the mineralisation on the property that is the subject of this technical report.

15.2	MOGALAKWENA MINE

Some 60km south of the project is the world’s largest opencast platinum mine, Mogalakwena Mine (formerly Potgietersrust Platinum Mine), which mines the Platreef and produced 304,800 platinum ounces in 2013. The latest Mineral Resource and Reserve statement for Mogalakwena Mine is available on the website www.angloplatinum.com and Anglo Platinum Annual Report 2013.

15.3	AKANANI PROJECT

Akanani Project, majority held by Lonmin, is down dip of the Anglo Platinum Mogalakwena Mine, is an exploration project with studies continuing to develop it into a viable operation. Information pertaining to this project including the latest mineral resource and reserve statement are available on the Lonmin website (www.lomin.com) and in their latest Annual Report 2013.

15.4	BOIKGANTSHO PROJECT

Located on the Northern Limb of the Bushveld Complex, and adjacent to Anglo Platinum’s Mogalakwena Mine, this project was acquired through a land acquisition by Atlatsa Resources (formerly Anooraq Resources) in 2000 and a joint venture with Anglo Platinum in 2004. Historically, exploration drilling was conducted at the project site which has led to the estimate of indicated and inferred Mineral Resources. A preliminary economic assessment was completed in 2005; the results of this work showed that the project warrants further investigation.

Details of the project as well as mineral resource and reserve information is available via the company website (www.atlatsaresources.co.za).

This project now belongs to Anglo Platinum following a 2013 asset sale.

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15.5	HARRIET’S WISH AND AURORA PROJECTS

Sylvania Resources is undertaking exploration activities on the extreme northern end of the Northern Limb on the farm Harriet’s Wish which is adjacent to and contiguous with the southern boundary of the Waterberg Project. According to Sylvania, the northern portion of Harriet’s Wish is covered by the Waterberg Sediments and the drillholes have intersected PGM mineralisation with descriptions similar to that of mineralisation found in the Waterberg Project. The author has not been able to verify this data. No mineral resource or reserve was declared. (www.sylvaniaplatinum.com)

15.6	PLATREEF PROJECT (IVANPLATS)

The Platreef Project, is jointly owned by Ivanplats (90%) and a Japanese consortium of Itochu Corporation; Japan Oil, Gas and Metals National Corporation (JOGMEC) and JGC Corporation (10%). The Platreef Project is a recently discovered underground deposit of thick, PGM-nickel-copper mineralisation on the southern end of the Northern Limb of the Bushveld Complex (close to Mokopane). The Platreef Project hosts the southern sector of the Platreef on three contiguous properties: Turfspruit, Macalacaskop and Rietfontein.

Ivanplats has delineated a large zone of mineralisation within the Platreef, which essentially comprises a steeply-dipping, near-surface mineralized area and a gently-dipping to subhorizontal (<15º) deeper zone from approximately 700m depth downward (the “Flatreef”). The mineralisation is considered open for expansion along the southern and western boundaries of the Flatreef deposit. The northernmost property, Turfspruit, is contiguous with, and along strike from, Anglo Platinum's Mogalakwena group of properties and mining operations. A mineral resource and a mineral reserve were declared. (www.ivanplats.com)

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16	OTHER RELEVANT DATA AND INFORMATION

To the best of the author’s knowledge there is no other relevant data or information, the omission of which would make this report misleading.

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17	INTERPRETATION AND CONCLUSIONS

Exploration drilling by PTM has intersected layered magmatic PGM mineralisation in what is interpreted to be the northern extension of the Northern Limb of the Bushveld Complex under the Waterberg Group rocks. This has confirmed the existence of mineralized zones with potential for economic concentrations of PGM’s. Improved understanding of the geology allowed improved Resource estimations which provided increases in the Resources reported.

The Estimation was undertaken using best practises in terms of geostatistics.

The objectives in terms of adherence to the Scope of this Study were met in that an updated resource model was produced.

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18	RECOMMENDATIONS

It is recommended that exploration drilling continues in order to advance the geological confidence in the deposit through infill drilling. This will provide more data for detailed logging and refined modelling. This is expected to confirm the geological continuity and allow the declaration of further Indicated Mineral Resources.

Given the results of the diamond drilling on the northern area and the extent of target areas generated by geophysical surveys, the completion of the planned exploration drilling is recommended north of the location of the current exploration programme. The objective of the exploration drilling would be to find the limit of the current deposit, confirm the understanding of the F Zone and allow appropriate selection of the potential mining cut as well as improve geoscientific confidence in order upgrade further mineral resources to the Indicated category.

It is recommended to continue with ongoing engineering and mine design work in the prospective Pre-feasibility Study.

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19	REFERENCES

Barker OB, Brandl G, Callaghan CC, Erickson PG, van der Neut M. (2006). The Soutpansberg and Waterberg Groups and the Blouberg Formation. In Johnson MR, Anhasueer CR and Thomas RJ (Eds). The Geology of South Africa. Geological Society of South Africa. Johannesburg/Council of Geoscience, Pretoria, 301 – 318

Bumby AJ. (November 2000) The geology of the Blouberg Formation, Waterberg and Soutpansberg Groups in the area of Blouberg mountain, Northern Province, South Africa. Doctor of Philosophy thesis (unpublished), Faculty of Science University of Pretoria.

CIM DEFINITION STANDARDS - For Mineral Resources and Mineral Reserves Prepared by the CIM Standing Committee on Reserve Definitions Adopted by CIM Council on November 27, 2010

Cawthorn RG, Eales HV, Walvaren F, Uken R, Watkeys MK (2006). The Bushveld Complex. In Johnson MR, Anhasueer CR and Thomas RJ (Eds). The Geology of South Africa. Geological Society of South Africa. Johannesburg/Council of Geoscience, Pretoria, 261 – 282

De Waal S, McCarthy S, Meadon H, Green B, Vermaak V, Vlock N, Govender T, Lambert P, Schweitzer J. (16 April 2007). Target generation report. Internal Report (S0103/07-1) by Shango Solutions

Kinnaird, JA, Hutchinson, D, Schurmann, L, Nex, PAM and de Lange, R. (2005). Petrology and mineralisation of the southern Platreef: Northern Limb of the Bushveld Complex, South Africa; Mineralium Deposita 40, p. 576-597

Lomberg, KG (5 November 2012). Updated Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa. (Latitude 23° 21′ 53”S, Longitude 28° 48′ 23”E) NI 43-101 prepared for Platinum Group Metals.

Lomberg, KG (1 September 2012). Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa. (Latitude 23° 21′ 53”S, Longitude 28° 48′ 23”E) NI 43-101 prepared for Platinum Group Metals.

Lomberg, KG (9 December 2013). Amended and Combined Technical Report, Waterberg Joint Venture and Waterberg Extension Projects, South Africa (Latitude 23° 22′ 01”S, Longitude 28° 49′ 42”E) NI 43-101 prepared for Platinum Group Metals.

Lomberg, KG, Mckinney, R.L. (31 January 2013). Waterberg Project – QA/QC for data to end of January 2013. Memorandum prepared for Platinum Group Metals.

Lomberg, KG, Goldschmidt, A (2 September 2013) Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23° 22′ 01”S, Longitude 28° 49′ 42”E) NI 43-101 prepared for Platinum Group Metals.

Lomberg, KG, Goldschmidt, A (12 June 2014) Revised and Updated Mineral Resource Estimate for Waterberg Joint Venture and Waterberg Extension Projects, South Africa (Latitude 23° 14’ 11”S, Longitude 28° 54’ 42”E) NI 43-101 prepared for Platinum Group Metals.

McCarthy, TS (12 October, 2012).Observations on the Geology of PTM’s Waterberg Prospect. Report prepared for Platinum Group Metals.

Schouwstra RP, Kinloch ED, Lee CA (2000). A Short Geological Review of the Bushveld Complex. Platinum Minerals Rev., 2000, 44, (1). 33-39

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Roberts, M, Lomberg, KG, (14 February 2014). Preliminary Economic Assessment on Waterberg Joint Venture Project, Limpopo Province, South Africa by Worley Parsons RSA

Sharman-Harris, E (2006). Geochemical and Isotopic Studies of the Platreef with special emphasis on Sulphide Mineralisation. Master’s Thesis (unpublished)

Van Buren R (May 2013) Interpretation Report for Platinum Group Metals Ltd. Waterberg Project. Internal report (FCR2602) by FUGRO Airborne Surveys (pty) Ltd.

Van Reenen DD, Roering C, Ashwal LD and de Wit MJ (1992). Regional geological settings of the Limpopo Belt. Precambrian Res., 55. 1-5

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DATE AND SIGNATURES PAGE

The date of this report is 4 September 2015. The effective date of the Mineral Resources reported herein is the 20 July 2015

________________________________
CJ Muller
B.Sc. (Hons), Pr. Sci. Nat.
Dated: 4 September, 2015

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Appendix B – Quality Assurance and Quality Control Plots

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Set Point Coarse Duplicates			Pt
	ORIG_PT	DUP_PT	Set Point Coarse Duplicates- Good correlation between original and duplicate assay with 80% of the data within 10% difference

Mean	0.22	0.22
Standard Error	0.01	0.01
Median	0.06	0.06
Mode	0.01	0.01
Standard Deviation	0.42	0.41
Sample Variance	0.17	0.17
Cov	0.54	0.54
Kurtosis	26.75	22.47
Skewness	4.26	3.99
Range	4.71	4.43
Minimum	0.01	0.01
Maximum	4.72	4.44
Sum	630.64	632.97
Count	2,825.00	2,825.00
Confidence Level(95.0%)	0.02	0.02

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Set Point Coarse Duplicates			Pd
	ORIG_PD	DUP_PD	Set Point Coarse Duplicates- Good correlation between original and duplicate assay with 90% of the data within 10% difference

Mean	0.46	0.46
Standard Error	0.02	0.02
Median	0.08	0.08
Mode	0.01	0.01
Standard Deviation	0.93	0.92
Sample Variance	0.86	0.85
Cov	0.49	0.49
Kurtosis	21.73	22.00
Skewness	4.05	4.06
Range	9.64	10.03
Minimum	0.01	0.01
Maximum	9.65	10.04
Sum	1,289.68	1,287.70
Count	2,824.00	2,825.00
Confidence Level(95.0%)	0.03	0.03

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Set Point Coarse Duplicates			Au
	ORIG AU	DUP AU	Set Point Coarse Duplicates- Good correlation between original and duplicate assay with 80% of the data within 10% difference

Mean	0.05	0.05
Standard Error	0.00	0.00
Median	0.02	0.02
Mode	0.01	0.01
Standard Deviation	0.16	0.14
Sample Variance	0.02	0.02
Cov	0.35	0.37
Kurtosis	251.54	245.57
Skewness	13.67	13.17
Range	3.50	3.50
Minimum	0.01	0.01
Maximum	3.51	3.51
Sum	153.46	149.71
Count	2,825.00	2,825.00
Confidence Level(95.0%)	0.01	0.01

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Set Point Coarse Duplicates			Cu
	ORIG CU	DUP CU	Set Point Coarse Duplicates- Good correlation between original and duplicate assay with 95% of the data within 10% difference

Mean	289.59	289.36
Standard Error	8.36	8.30
Median	102.00	101.00
Mode	10.00	10.00
Standard Deviation	435.22	432.16
Sample Variance	189,418.29	186,764.37
Cov	0.67	0.67
Kurtosis	15.71	13.70
Skewness	3.15	3.01
Range	4,945.00	4,709.00
Minimum	10.00	10.00
Maximum	4,955.00	4,719.00
Sum	785,648.75	784,441.97
Count	2,713.00	2,711.00
Confidence Level(95.0%)	16.38	16.28

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Set Point Coarse Duplicates			Ni
	ORIG NI	DUP NI	Set Point Coarse Duplicates- Good correlation between original and duplicate assay with greater than 95% of the data within 10% difference

Mean	959.28	958.71
Standard Error	13.35	13.26
Median	909.00	914.00
Mode	216.00	217.00
Standard Deviation	695.38	690.55
Sample Variance	483,559.16	476,856.02
Cov	1.38	1.39
Kurtosis	3.87	3.21
Skewness	1.34	1.25
Range	5,720.00	5,635.00
Minimum	11.00	10.00
Maximum	5,731.00	5,645.00
Sum	2,602,525.41	2,599,053.75
Count	2,713.00	2,711.00
Confidence Level(95.0%)	26.18	26.01

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Set Point Pulp Duplicates			Pt
	ORIG PT	DUP PT	Set Point Pulp Duplicates- Good correlation between original and duplicate assay with 80% to 85% of the data within 10% difference

Mean	0.27	0.27
Standard Error	0.01	0.01
Median	0.05	0.05
Mode	0.01	0.01
Standard Deviation	0.54	0.53
Sample Variance	0.30	0.28
Cov	0.50	0.50
Kurtosis	41.60	40.74
Skewness	4.96	4.91
Range	8.61	8.45
Minimum	0.01	0.01
Maximum	8.62	8.46
Sum	1,497.92	1,497.54
Count	5,518.00	5,598.00
Confidence Level(95.0%)	0.01	0.01

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Set Point Pulp Duplicates			Pd
	ORIG PD	DUP PD	Set Point Pulp Duplicates- Good correlation between original and duplicate assay with 85% to 90% of the data within 10% difference

Mean	0.54	0.53
Standard Error	0.02	0.02
Median	0.06	0.06
Mode	0.01	0.01
Standard Deviation	1.19	1.18
Sample Variance	1.42	1.39
Cov	0.45	0.45
Kurtosis	38.96	39.65
Skewness	5.06	5.08
Range	17.59	17.59
Minimum	0.01	0.01
Maximum	17.60	17.60
Sum	2,971.12	2,982.17
Count	5,517.00	5,597.00
Confidence Level(95.0%)	0.03	0.03

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Set Point Pulp Duplicates			Au
	ORIG AU	DUP AU	Set Point Pulp Duplicates- Good correlation between original and duplicate assay with 80% to 85% of the data within 10% difference

Mean	0.10	0.10
Standard Error	0.00	0.00
Median	0.01	0.02
Mode	0.01	0.01
Standard Deviation	0.33	0.35
Sample Variance	0.11	0.12
Cov	0.29	0.28
Kurtosis	79.38	305.63
Skewness	7.92	12.61
Range	5.13	12.39
Minimum	0.01	0.01
Maximum	5.14	12.40
Sum	526.07	541.64
Count	5,479.00	5,559.00
Confidence Level(95.0%)	0.01	0.01

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Set Point Pulp Duplicates			Cu
	ORIG CU	DUP CU	Set Point Pulp Duplicates- Good correlation between original and duplicate assay with greater than 95% of the data within 10% difference

Mean	363.40	357.15
Standard Error	12.85	12.47
Median	79.00	77.61
Mode	10.00	10.00
Standard Deviation	873.13	852.97
Sample Variance	762,357.25	727,555.80
Cov	0.42	0.42
Kurtosis	59.75	58.55
Skewness	6.88	6.80
Range	8,900.00	8,653.03
Minimum	10.00	9.97
Maximum	8,910.00	8,663.00
Sum	1,678,562.65	1,672,182.67
Count	4,619.00	4,682.00
Confidence Level(95.0%)	25.19	24.44

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Set Point Pulp Duplicates			Ni
	ORIG NI	DUP NI	Set Point Pulp Duplicates- Good correlation between original and duplicate assay with greater than 95% of the data within 10% difference

Mean	898.47	892.86
Standard Error	11.31	11.30
Median	762.00	752.00
Mode	10.00	10.00
Standard Deviation	768.99	773.00
Sample Variance	591,348.95	597,535.03
Cov	1.17	1.16
Kurtosis	3.04	3.26
Skewness	1.37	1.43
Range	6,759.00	6,817.00
Minimum	10.00	10.00
Maximum	6,769.00	6,827.00
Sum	4,150,927.53	4,181,258.96
Count	4,620.00	4,683.00
Confidence Level(95.0%)	22.18	22.15

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Set Point Field Duplicates			Pt
	PT	PT ORIGINAL	Set Point Field Duplicates- Good correlation between original and duplicate assay with 85% of the data within 10% difference

Mean	0.78	0.79
Standard Error	0.04	0.04
Median	0.52	0.52
Mode	0.34	0.25
Standard Deviation	0.73	0.76
Sample Variance	0.54	0.58
Cov	1.06	1.03
Kurtosis	9.51	12.34
Skewness	2.52	2.90
Range	5.29	5.63
Minimum	0.01	0.01
Maximum	5.30	5.64
Sum	250.94	252.99
Count	322.00	322.00
Confidence Level(95.0%)	0.08	0.08

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Set Point Field Duplicates			Pd
	PD	PD ORIGINAL	Set Point Field Duplicates- Good correlation between original and duplicate assay with 90-95% of the data within 10% difference

Mean	1.50	1.54
Standard Error	0.08	0.09
Median	1.02	1.03
Mode	0.87	0.40
Standard Deviation	1.50	1.55
Sample Variance	2.26	2.41
Cov	1.00	0.99
Kurtosis	7.09	6.50
Skewness	2.29	2.24
Range	10.00	9.94
Minimum	0.01	0.02
Maximum	10.01	9.96
Sum	482.93	496.57
Count	322.00	322.00
Confidence Level(95.0%)	0.16	0.17

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Set Point Field Duplicates			Au
	AU	AU ORIGINAL	Set Point Field Duplicates- Reasonable correlation between original and duplicate assay with 65% of the data within 10% difference

Mean	0.19	0.20
Standard Error	0.02	0.02
Median	0.09	0.09
Mode	0.01	0.01
Standard Deviation	0.39	0.43
Sample Variance	0.15	0.18
Cov	0.50	0.47
Kurtosis	54.85	48.10
Skewness	6.47	6.31
Range	4.12	3.90
Minimum	0.01	0.01
Maximum	4.13	3.91
Sum	62.74	65.45
Count	322.00	322.00
Confidence Level(95.0%)	0.04	0.05

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Set Point Field Duplicates			Cu
	CU	CU ORIGINAL	Set Point Field Duplicates- Good correlation between original and duplicate assay with 85% of the data within 10% difference

Mean	807.75	846.64
Standard Error	57.01	60.37
Median	528.50	545.00
Mode	10.00	10.00
Standard Deviation	1,023.08	1,083.23
Sample Variance	1,046,684.73	1,173,379.71
Cov	0.79	0.78
Kurtosis	24.45	17.54
Skewness	3.95	3.51
Range	8,900.00	8,333.00
Minimum	10.00	10.00
Maximum	8,910.00	8,343.00
Sum	260,095.00	272,618.40
Count	322.00	322.00
Confidence Level(95.0%)	112.17	118.76

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Set Point Field Duplicates			Ni
	NI	NI ORIGINAL	Set Point Field Duplicates- Good correlation between original and duplicate assay with greater than 95% of the data within 10% difference

Mean	1,525.21	1,536.79
Standard Error	45.64	45.34
Median	1,431.50	1,453.10
Mode	2,712.00	2,118.00
Standard Deviation	818.90	813.55
Sample Variance	670,590.08	661,870.59
Cov	1.86	1.89
Kurtosis	0.72	1.15
Skewness	0.65	0.75
Range	4,426.00	4,644.00
Minimum	72.00	10.00
Maximum	4,498.00	4,654.00
Sum	491,119.00	494,846.50
Count	322.00	322.00
Confidence Level(95.0%)	89.78	89.20

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Set Point Lab Coarse Duplicates – Re-assay			Pt
	ORIG PT	DUP PT	Set Point Field Duplicates- Good correlation between original and duplicate assay with 90% of the data within 10% difference

Mean	0.71	0.71
Standard Error	0.06	0.06
Median	0.58	0.57
Mode	0.08	0.32
Standard Deviation	0.59	0.58
Sample Variance	0.34	0.33
Cov	1.22	1.24
Kurtosis	0.21	0.43
Skewness	1.00	1.01
Range	2.45	2.51
Minimum	0.02	0.03
Maximum	2.47	2.54
Sum	62.00	62.17
Count	87.00	87.00
Confidence Level(95.0%)	0.12	0.12

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Set Point Lab Coarse Duplicates – Re-assay			Pd
	ORIG PD	DUP PD	Set Point Field Duplicates- Good correlation between original and duplicate assay with greater than 95% of the data within 10% difference

Mean	1.46	1.45
Standard Error	0.14	0.14
Median	1.07	1.07
Mode	0.16	0.45
Standard Deviation	1.26	1.26
Sample Variance	1.58	1.58
Cov	1.16	1.15
Kurtosis	4.12	5.29
Skewness	1.66	1.83
Range	7.09	7.39
Minimum	0.02	0.03
Maximum	7.11	7.42
Sum	125.84	124.41
Count	86.00	86.00
Confidence Level(95.0%)	0.27	0.27

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Set Point Lab Coarse Duplicates – Re-assay			Au
	ORIG AU	DUP AU	Set Point Field Duplicates- Reasonable correlation between original and duplicate assay with greater than 70% of the data within 10% difference

Mean	0.15	0.15
Standard Error	0.03	0.03
Median	0.10	0.11
Mode	0.03	0.03
Standard Deviation	0.26	0.24
Sample Variance	0.07	0.06
Cov	0.60	0.63
Kurtosis	53.85	53.04
Skewness	6.73	6.64
Range	2.25	2.13
Minimum	0.01	0.01
Maximum	2.26	2.14
Sum	13.46	13.31
Count	87.00	87.00
Confidence Level(95.0%)	0.05	0.05

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Set Point Lab Coarse Duplicates – Re-assay			Cu
	ORIG CU	DUP CU	Set Point Field Duplicates- Good correlation between original and duplicate assay with greater than 95% of the data within 10% difference

Mean	495.9720412	493.5200798
Standard Error	50.49777688	50.20928683
Median	263	259
Mode	10	10
Standard Deviation	550.8657104	547.7186555
Sample Variance	303453.0309	299995.7256
Cov	0.900350179	0.901046687
Kurtosis	1.226339203	1.245438482
Skewness	1.3546599	1.356012451
Range	2276	2251
Minimum	10	10
Maximum	2286	2261
Sum	59020.6729	58728.8895
Count	119	119
Confidence Level(95.0%)	99.99934621	99.42805737

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Set Point Lab Coarse Duplicates – Re-assay			Ni
	ORIG NI	DUP NI	Set Point Field Duplicates- Good correlation between original and duplicate assay with greater than 95% of the data within 10% difference

Mean	1,309.83	1,309.06
Standard Error	79.79	80.85
Median	1,170.00	1,135.00
Mode	1,217.00	#N/A
Standard Deviation	870.40	881.97
Sample Variance	757,595.78	777,871.23
Cov	1.50	1.48
Kurtosis	5.24	5.35
Skewness	1.75	1.80
Range	5,071.00	4,973.00
Minimum	133.00	141.00
Maximum	5,204.00	5,114.00
Sum	155,870.08	155,778.69
Count	119.00	119.00
Confidence Level(95.0%)	158.00	160.11

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Standards

In general the Standards perform reasonably well- occasional spikes or dips indicate minor sample swapping - care should be taken when inserting the CRM’s to ensure the correct identification.

STD_REF_I D	PT_E V	PT_3STD_M IN	PT_3STD_M AX	PD_E V	PD_3STD_M IN	PD_3STD_M AX	AU_E V	AU_3STD_M IN	AU_3STD_M AX	CU_E V	CU_3STD_M IN	CU_3STD_M AX	NI_E V	NI_3STD_MI N	NI_3STD_M AX

AMIS0002	0.82	0.652	0.988	0.89	0.743	1.037	0.155	0.131	0.179	1310	1130	1490	1970	1745	2195
AMIS0110							2.3	2.03	2.57
AMIS0124	0.84	0.735	0.945	0.87	0.78	0.96	0.16	0.13	0.19	1324	1165	1483	1917	1713	2121
AMIS0148	1.64	1.49	1.79	1.13	1.01	1.25	0.84	0.78	0.9	541	458.5	623.5	900	784.5	1015.5
AMIS0170	0.72	0.63	0.81	0.81	0.75	0.87	0.09	0.075	0.105	709	641.5	776.5	1071	940.5	1201.5
AMIS0208							1.38	1.23	1.53
AMIS0277	1.34	1.25	1.43	1.47	1.29	1.65	0.2	0.17	0.23	1318	1231	1405	2305	1943.5	2666.5
AMIS0278	1.7	1.55	1.85	2.12	1.91	2.33	0.26	0.23	0.29	1294	1174	1414	2026	1672	2380
AMIS0302							4.47	3.96	4.98
AMIS0325	2.06	1.79	2.33	2.25	1.98	2.52	0.3	0.24	0.36	2426	2159	2693	4091	3666.5	4515.5
AMIS0326	1.05	0.93	1.17	1.25	1.13	1.37	0.17	0.14	0.2	1403	1269.5	1536.5	2446	2297.5	2594.5
AMIS0395	0.51	0.45	0.57	0.62	0.53	0.71	0.095	0.074	0.116	847	781	913	1606	1364.5	1847.5
AMIS0396	0.75	0.66	0.84	0.93	0.84	1.02	0.105	0.081	0.129	969	888	1050	1840	1604.5	2075.5
AMIS0442	2.11	1.915	2.305	2.66	2.42	2.9	0.33	0.285	0.375	1029	961.5	1096.5	1996	1879	2113

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AMIS0002_ pt		PT_REPORTED	PT_EV
	Mean	0.81	0.82

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AMIS0002_ Pd		PD_REPORTED	PD_EV
	Mean	0.87	0.89

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AMIS0002_ Au		AU_REPORTED	AU_EV
	Mean	0.15	0.16

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AMIS0002_ Cu		CU_REPORTED	CU_EV
	Mean	1,287.06	1,310.00

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AMIS0002_ Ni		NI_REPORTED	NI_EV
	Mean	1,852.53	1,970.00

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AMIS0124_ pt		PT_REPORTED	PT_EV
	Mean	0.84	0.84

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AMIS0124_ Pd		PD_REPORTED	PD_EV
	Mean	0.88	0.88

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AMIS0124_ Au		AU_REPORTED	AU_EV
	Mean	0.16	0.16

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AMIS0124_ Cu		CU_REPORTED	CU_EV
	Mean	1,324.00	1,165.00

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AMIS0124_ Ni		NI_REPORTED	NI_EV
	Mean	1,924.85	1.917.00

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AMIS0148_ Pt		PT_REPORTED	PT_EV
	Mean	1.60	1.64

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AMIS0148_ Pd		PD_REPORTED	PD_EV
	Mean	1.11	1.13

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AMIS0148_ Au		AU_REPORTED	AU_EV
	Mean	0.82	0.84

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AMIS0148_ Cu		CU_REPORTED	CU_EV
	Mean	515.99	541.00

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AMIS0148_ Ni		NI_REPORTED	NI_EV
	Mean	862.81	900

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AMIS0170_ Pt		PT_REPORTED	PT_EV
	Mean	0.71	0.72

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AMIS0170_ Pd		PD_REPORTED	PD_EV
	Mean	0.80	0.81

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AMIS0170_ Au		AU_REPORTED	AU_EV
	Mean	0.09	0.09

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AMIS0170_ Cu		CU_REPORTED	CU_EV
	Mean	695.57	709.00

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AMIS0170_ Ni		NI_REPORTED	NI_EV
	Mean	2,932.86	1,071.00

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AMIS0277_ Pt		PT_REPORTED	PT_EV
	Mean	1.33	1.34

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AMIS0277_ Pd		PD_REPORTED	PD_EV
	Mean	1.47	1.47

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AMIS0277_ Au		AU_REPORTED	AU_EV
	Mean	0.20	0.20

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AMIS0277_ Cu		CU_REPORTED	CU_EV
	Mean	1,320.82	1,318.00

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AMIS0277_ Ni		NI_REPORTED	NI_EV
	Mean	2,323.61	2,305.00

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AMIS0278_ Pt		PT_REPORTED	PT_EV
	Mean	1.69	1.70

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AMIS0278_ Pd		PD_REPORTED	PD_EV
	Mean	2.13	2.12

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AMIS0278_ Au		AU_REPORTED	AU_EV
	Mean	0.26	0.26

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AMIS0278_ Cu		CU_REPORTED	CU_EV
	Mean	1,276.59	1,294.00

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AMIS0278_ Ni		NI_REPORTED	NI_EV
	Mean	2,008.72	2,026.00

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AMIS0325_ Pt		PT_REPORTED	PT_EV
	Mean	2.04	2.06

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AMIS0325_ Pd		PD_REPORTED	PD_EV
	Mean	2.21	2.25

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AMIS0325_ Au		AU_REPORTED	AU_EV
	Mean	0.29	0.30

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AMIS0325_ Cu		CU_REPORTED	CU_EV
	Mean	2,373.32	2,426.00

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AMIS0325_ Ni		NI_REPORTED	NI_EV
	Mean	3,956.17	4,091.00

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AMIS0326_ Pt		PT_REPORTED	PT_EV
	Mean	1.04	1.05

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AMIS0326_ Pd		PD_REPORTED	PD_EV
	Mean	1.24	1.25

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AMIS0326_ Au		AU_REPORTED	AU_EV
	Mean	0.17	0.17

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AMIS0326_ Cu		CU_REPORTED	CU_EV
	Mean	1,410.74	1,403.00

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AMIS0326_ Ni		NI_REPORTED	NI_EV
	Mean	2,420.72	2,446.00

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AMIS0395_ Pt		PT_REPORTED	PT_EV
	Mean	0.50	0.51

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AMIS0395_ Pd		PD_REPORTED	PD_EV
	Mean	0.61	0.62

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AMIS0395_ Au		AU_REPORTED	AU_EV
	Mean	0.10	0.09

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AMIS0395_ Cu		CU_REPORTED	CU_EV
	Mean	855.20	847.00

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CJM Consulting, South Africa, (Pty) Ltd.

AMIS0395_ Ni		NI_REPORTED	NI_EV
	Mean	1,629.23	1,606.00

Technical Report for the Waterberg Project,	Page 193
South Africa

CJM Consulting, South Africa, (Pty) Ltd.

AMIS0396_ Pt		PT_REPORTED	PT_EV
	Mean	0.74	0.75

Technical Report for the Waterberg Project,	Page 194
South Africa

CJM Consulting, South Africa, (Pty) Ltd.

AMIS0396_ Pd		PD_REPORTED	PD_EV
	Mean	0.92	0.93

Technical Report for the Waterberg Project,	Page 195
South Africa

CJM Consulting, South Africa, (Pty) Ltd.

AMIS0396_ Au		AU_REPORTED	AU_EV
	Mean	0.11	0.10

Technical Report for the Waterberg Project,	Page 196
South Africa

CJM Consulting, South Africa, (Pty) Ltd.

AMIS0396_ Cu		CU_REPORTED	CU_EV
	Mean	953.53	969.00

Technical Report for the Waterberg Project,	Page 197
South Africa

CJM Consulting, South Africa, (Pty) Ltd.

AMIS0396_ Ni		NI_REPORTED	NI_EV
	Mean	1,777.59	1,840.00

Technical Report for the Waterberg Project,	Page 198
South Africa

CJM Consulting, South Africa, (Pty) Ltd.

AMIS0442_ Pt		PT_REPORTED	PT_EV
	Mean	2.02	2.11

Technical Report for the Waterberg Project,	Page 199
South Africa

CJM Consulting, South Africa, (Pty) Ltd.

AMIS0442_ Pd		PD_REPORTED	PD_EV
	Mean	2.60	2.66

Technical Report for the Waterberg Project,	Page 200
South Africa

CJM Consulting, South Africa, (Pty) Ltd.

AMIS0442_ Au		AU_REPORTED	AU_EV
	Mean	0.31	0.33

Technical Report for the Waterberg Project,	Page 201
South Africa

CJM Consulting, South Africa, (Pty) Ltd.

AMIS0442_ Cu		CU_REPORTED	CU_EV
	1,015.25	1,029.00	1,015.25

Technical Report for the Waterberg Project,	Page 202
South Africa

CJM Consulting, South Africa, (Pty) Ltd.

AMIS0442_ Ni		NI_REPORTED	NI_EV
	Mean	1,968.54	1,996.00

Technical Report for the Waterberg Project,	Page 203
South Africa

CJM Consulting, South Africa, (Pty) Ltd.

BLANK_ Pt		PT_REPORTED	PT_EV
	Mean	0.01	0.01

Technical Report for the Waterberg Project,	Page 204
South Africa

CJM Consulting, South Africa, (Pty) Ltd.

BLANK_ Pd		PD_REPORTED	PD_EV
	Mean	0.01	0.01

Technical Report for the Waterberg Project,	Page 205
South Africa

CJM Consulting, South Africa, (Pty) Ltd.

BLANK_ Au		AU_REPORTED	AU_EV
	Mean	0.01	0.01

Technical Report for the Waterberg Project,	Page 206
South Africa

CJM Consulting, South Africa, (Pty) Ltd.

BLANK_ Cu		CU_REPORTED	CU_EV
	1,015.25	14.50	2.00

Technical Report for the Waterberg Project,	Page 207
South Africa

CJM Consulting, South Africa, (Pty) Ltd.

BLANK_ Ni		NI_REPORTED	NI_EV
	Mean	16.49	2.00

Technical Report for the Waterberg Project,	Page 208
South Africa